SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Table of Contents Company Information Capital Breakdown 1 Individual Financial Statements Statement of Financial Position - Assets 2 Statement of Financial Position - Liabilities 3 Statement of Profit or Loss 4 Statement of Comprehensive Income 5 Statement of Cash Flows (Indirect Method) 6 Statement of Changes in Equity Statement of Changes in Equity - 01/01/2025 to 06/30/2025 8 Statement of Changes in Equity - 01/01/2024 to 06/30/2024 9 Statement of Value Added 10 Consolidated Financial Statements Statement of Financial Position - Assets 11 Statement of Financial Position - Liabilities 12 Statement of Profit or Loss 13 Statement of Comprehensive Income 14 Statement of Cash Flows (Indirect Method) 15 Statement of Changes in Equity Statement of Changes in Equity - 01/01/2025 to 06/30/2025 17 Statement of Changes in Equity - 01/01/2024 to 06/30/2024 18 Statement of Value Added 19 Comments on the Company’s Performance 20 Notes to the Quarterly Information 28 Reports and Statements Unqualified Report on the Special Review 94 Executive Officers’ Statement on the Financial Statements 95 Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm 96 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Company Information / Capital Breakdown Number of Shares Current Quarter (Units) 06/30/2025 Paid-up Capital Common 683,509,868 Preferred 1 Total 683,509,869 Treasury Shares Common 0 Preferred 0 Total 0 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Financial Position - Assets (in thousands of reais) Account Account Description Current Quarter Previous Year Code 06/30/2025 12/31/2024 1 Total Assets 88,713,461 80,978,272 1.01 Current Assets 13,218,933 10,598,757 1.01.01 Cash and Cash Equivalents 4,560,280 1,681,204 1.01.02 Financial Investments 3,355,133 3,694,029 1.01.03 Accounts Receivable 4,248,885 4,207,466 1.01.03.01 Trade Receivables 3,978,589 3,887,952 1.01.03.02 Other Receivables 270,296 319,514 1.01.03.02.01 Related-Party Balances 270,296 319,514 1.01.04 Inventories 24,392 10,524 1.01.06 Taxes Recoverable 875,267 800,797 1.01.08 Other Current Assets 154,976 204,737 1.01.08.03 Others 154,976 204,737 1.01.08.03.01 Restricted Cash 58,027 37,715 1.01.08.03.02 Derivative Financial Instruments 0 67,440 1.01.08.03.20 Other Assets 96,949 99,582 1.02 Non-Current Assets 75,494,528 70,379,515 1.02.01 Long-Term Assets 29,332,312 24,927,066 1.02.01.03 Financial Investments Valued at the Amortized Cost 0 769,057 1.02.01.04 Accounts Receivable 259,207 327,798 1.02.01.04.01 Trade Receivables 259,207 327,798 1.02.01.09 Receivables from Related Parties 897,141 908,875 1.02.01.10 Other Non-Current Assets 28,175,964 22,921,336 1.02.01.10.04 Escrow Deposits 134,857 139,222 1.02.01.10.05 Water and Basic Sanitation National Agency - ANA 2,111 1,993 1.02.01.10.06 Contract Assets 9,077,533 4,872,410 1.02.01.10.07 Financial Assets 18,868,544 17,601,626 1.02.01.10.20 Other Assets 92,919 306,085 1.02.02 Investments 397,612 262,433 1.02.02.01 Equity Interests 383,159 215,803 1.02.02.02 Investment Properties 14,453 46,630 1.02.03 Property, plant and equipment 639,987 561,548 1.02.04 Intangible assets 45,124,617 44,628,468 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Financial Position - Liabilities (in thousands of reais) Account Account Description Current Quarter Previous Year Code 06/30/2025 12/31/2024 2 Total Liabilities 88,713,461 80,978,272 2.01 Current Liabilities 10,456,039 11,968,321 2.01.01 Social and Labor Obligations 696,811 1,286,193 2.01.02 Trade Payables 1,218,261 768,371 2.01.03 Tax Obligations 483,941 589,110 2.01.04 Borrowings and Financing 3,320,659 3,133,850 2.01.05 Other Obligations 3,214,374 4,644,613 2.01.05.02 Others 3,214,374 4,644,613 2.01.05.02.01 Dividends and Interest on Equity Payable 1,532 2,275,890 2.01.05.02.04 Services Payable 1,904,328 1,434,998 2.01.05.02.07 Public-Private Partnership - PPP 460,781 452,323 2.01.05.02.10 Performance Agreements 267,189 287,109 2.01.05.02.11 Deferred PIS/Cofins 94,758 0 2.01.05.02.12 Derivative Financial Instruments 287,082 0 2.01.05.02.20 Other Obligations 198,704 194,293 2.01.06 Provisions 1,521,993 1,546,184 2.02 Non-Current Liabilities 37,813,301 32,081,897 2.02.01 Borrowings and Financing 27,962,888 22,124,447 2.02.02 Other Obligations 6,398,794 6,400,064 2.02.02.02 Others 6,398,794 6,400,064 2.02.02.02.04 Social Security Obligations 1,944,820 1,931,145 2.02.02.02.06 Public-Private Partnership - PPP 2,872,892 2,853,896 2.02.02.02.09 Deferred PIS/Cofins 1,102,430 1,117,804 2.02.02.02.10 Performance Agreements 99,795 137,441 2.02.02.02.20 Other Obligations 378,857 359,778 2.02.03 Deferred taxes 2,973,223 2,661,891 2.02.03.01 Deferred Income Tax and Social Contribution 2,973,223 2,661,891 2.02.04 Provisions 478,396 895,495 2.03 Equity 40,444,121 36,928,054 2.03.01 Paid-Up Capital 18,400,000 15,000,000 2.03.02 Capital Reserves 2,371 0 2.03.04 Profit Reserves 18,247,715 21,647,715 2.03.04.01 Legal Reserve 2,343,583 2,343,583 2.03.04.10 Investment Reserve 15,904,132 19,304,132 2.03.05 Retained Earnings/Accumulated Losses 3,618,053 0 2.03.06 Equity Valuation Adjustments 175,982 280,339 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Profit or Loss (in thousands of reais) Account Account Description Current Quarter YTD Current Same Quarter of YTD Previous Code 04/01/2025 to 06/30/2025 Year Previous Year Year 01/01/2025 to 06/30/2025 04/01/2024 to 06/30/2024 01/01/2024 to 06/30/2024 3.01 Revenue from Sales and/or Services 8,954,760 17,370,781 6,739,851 13,291,564 3.02 Cost of Sales and/or Services -5,208,652 -10,103,527 -3,858,706 -7,829,933 3.03 Gross Profit 3,746,108 7,267,254 2,881,145 5,461,631 3.04 Operating Expenses/Income -400,838 -1,077,852 -673,921 -1,595,733 3.04.01 Selling Expenses -322,376 -630,836 -297,925 -698,285 3.04.01.01 Selling Expenses -135,261 -307,314 -226,280 -436,122 3.04.01.02 Allowance for Doubtful Accounts -187,115 -323,522 -71,645 -262,163 3.04.02 General and Administrative Expenses -122,119 -521,364 -384,102 -921,477 3.04.04 Other Operating Income 38,705 60,992 14,179 24,470 3.04.05 Other Operating Expenses -9,390 -13,553 -7,368 -10,574 3.04.06 Equity Accounting 14,342 26,909 1,295 10,133 3.05 Income before Financial Result and Taxes 3,345,270 6,189,402 2,207,224 3,865,898 3.06 Financial Result -118,651 -713,099 -453,686 -789,478 3.07 Profit before Taxes on Income 3,226,619 5,476,303 1,753,538 3,076,420 3.08 Income Tax and Social Contribution -1,090,657 -1,858,250 -544,073 -1,043,659 3.08.01 Current -798,249 -1,493,169 -559,538 -1,076,334 3.08.02 Deferred -292,408 -365,081 15,465 32,675 3.09 Net Income from Continuing Operations 2,135,962 3,618,053 1,209,465 2,032,761 3.11 Profit/Loss for the Period 2,135,962 3,618,053 1,209,465 2,032,761 3.99 Earnings per Share - (Reais/Share) 3.99.01 Basic Earnings per Share 3.99.01.01 Common Shares (ON) 3.12 5.29 1.77 2.97 3.99.02 Diluted Earnings per Share 3.99.02.01 Common Shares (ON) 3.12 5.29 1.77 2.97 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Comprehensive Income (in thousands of reais) Account Account Description Current Quarter YTD Current Same to Quarter of YTD Previous Code 04/01/2025 to 06/30/2025 Year Previous Year Year 01/01/2025 to 06/30/2025 04/01/2024 to 06/30/2024 01/01/2024 to 06/30/2024 4.01 Net Income for the Period 2,135,962 3,618,053 1,209,465 2,032,761 4.02 Other Comprehensive Income (Loss) -92,131 -104,357 0 0 4.02.02 Accumulated gains and (losses) on cash flow hedges, net of taxes -92,109 -104,335 0 0 4.02.03 Cumulative Translation Adjustments -22 -22 0 0 4.03 Comprehensive Income for the Period 2,043,831 3,513,696 1,209,465 2,032,761 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description YTD Current Year YTD Previous Year 01/01/2025 to 06/30/2025 01/01/2024 to 06/30/2024 6.01 Net Cash from Operating Activities 4,275,618 3,164,172 6.01.01 Cash Generated from Operations 7,341,585 5,965,664 6.01.01.01 Profit before Income Tax and Social Contribution 5,476,303 3,076,420 6.01.01.02 Provisions and Inflation Adjustments on Provisions -309,110 208,048 6.01.01.03 Adjustment to market value of borrowings and financing (fair value hedge) 93,289 0 6.01.01.04 Financial Charges from Customers -180,362 -228,916 6.01.01.05 Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off 2,871 2,618 6.01.01.06 Depreciation and Amortization 1,124,459 1,560,758 6.01.01.07 Interest Calculated on Borrowings and Financing Payable 1,007,141 743,263 6.01.01.08 Inflation Adjustment and Exchange gains (losses) on Borrowings and Financing 92,918 286,855 6.01.01.09 Interest and Inflation Adjustments, net -386,500 -122,910 6.01.01.10 Allowance for Doubtful Accounts 323,522 262,163 6.01.01.11 Provision for Consent Decree (TAC) and Incentivized Dismissal Program (PDI) 0 -246,077 6.01.01.12 Equity Accounting -26,909 -10,133 6.01.01.13 Interest and Inflation Adjustment (PPP) 302,394 281,925 6.01.01.14 Other Adjustments -38,026 9,551 6.01.01.15 Municipal Government of São Paulo Transfers 268,732 194,597 6.01.01.16 Construction Margin on Intangible Assets arising from Concession Agreements 0 -58,641 6.01.01.17 Pension Plan Obligations 136,475 97,760 6.01.01.18 Derivative Financial Instruments 58,760 -91,617 6.01.01.19 Deferred PIS and Cofins on financial assets (indemnity) 88,064 0 6.01.01.20 Update of financial asset (indemnities) -692,436 0 6.01.02 Changes in Assets and Liabilities -519,422 -920,040 6.01.02.01 Trade Receivables -149,568 -140,981 6.01.02.02 Related-Party Balances and Transactions 76,826 41,754 6.01.02.03 Inventories 43,596 -29,916 6.01.02.04 Taxes Recoverable 14,949 188,247 6.01.02.05 Other Assets 58,562 -69,406 6.01.02.06 Escrow Deposits 79,999 31,977 6.01.02.08 Trade Payables and Contractors 449,890 -427,320 6.01.02.09 Labor and Social Obligations -589,382 -2,985 6.01.02.10 Pension Plan Obligations -122,800 -121,420 6.01.02.11 Taxes and Contributions payable -251,090 -158,644 6.01.02.12 Services Payable 200,598 -96,703 6.01.02.13 Other Obligations -190,142 -40,225 6.01.02.14 Provisions -132,180 -106,674 6.01.02.15 Deferred Cofins/Pasep -8,680 12,256 6.01.03 Others -2,546,545 -1,881,452 6.01.03.01 Interest Paid -1,199,296 -862,183 6.01.03.02 Income Tax and Social Contribution Paid -1,347,249 -1,019,269 6.02 Net Cash from Investing Activities -4,501,015 -1,602,505 6.02.01 Acquisition of contract assets, intangible assets and property, plant and equipment -5,875,966 -1,736,452 6.02.03 Investments -570 -16,430 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description YTD Current Year YTD Previous Year 01/01/2025 to 06/30/2025 01/01/2024 to 06/30/2024 6.02.04 Restricted Cash -20,312 4,306 6.02.06 Financial investments - Investment -11,328,804 -2,859,817 6.02.07 Financial Investments - Redemption 11,955,580 3,005,888 6.02.08 Financial Investments - Noncurrent 769,057 0 6.03 Net Cash from Financing Activities 3,104,473 409,306 6.03.01 Funding 7,187,542 3,079,812 6.03.02 Amortizations -1,370,610 -1,394,065 6.03.03 Payment of Interest on Equity -2,363,777 -928,774 6.03.04 Public-Private Partnership - PPP -274,940 -342,274 6.03.05 Program Agreements Commitments 0 -3,146 6.03.06 Derivative financial instruments - Paid -73,742 -2,247 6.05 Increase (Decrease) in Cash and Cash Equivalents 2,879,076 1,970,973 6.05.01 Opening Balance of Cash and Cash Equivalents 1,681,204 838,338 6.05.02 Closing Balance of Cash and Cash Equivalents 4,560,280 2,809,311 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Changes in Equity / 01/01/2025 to 06/30/2025 (in Thousands of Reais) Account Code Account Description Paid-up Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Shareholders’ Equity 5.01 Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 5.02 Previous Year Adjustments 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 5.04 Capital Transactions with Shareholders 0 0 0 0 0 0 5.05 Total Comprehensive income 0 0 0 3,618,053 -104,357 3,513,696 5.05.01 Net Income for the Period 0 0 0 3,618,053 0 3,618,053 5.05.02 Other Comprehensive Income (Loss) 0 0 0 0 -104,357 -104,357 5.05.02.04 Cumulative Translation Adjustment for the Period 0 0 0 0 -22 -22 5.05.02.07 Gains and losses on financial instruments 0 0 0 0 -104,335 -104,335 5.06 Internal Changes in Equity 3,400,000 2,371 -3,400,000 0 0 2,371 5.06.01 Recognition of Reserves 0 2,371 0 0 0 2,371 5.06.04 Capital Increase 3,400,000 0 -3,400,000 0 0 0 5.07 Closing Balances 18,400,000 2,371 18,247,715 3,618,053 175,982 40,444,121 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Changes in Equity 01/01/2024 to 06/30/2024 (in Thousands of Reais) Account Code Account Description Paid-up Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Shareholders’ Equity 5.01 Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 5.02 Previous Year Adjustments 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 5.04 Capital Transactions with Shareholders 0 0 -93,048 0 0 -93,048 5.04.08 Supplemental Minimum Dividends - Approved 0 0 -93,048 0 0 -93,048 5.05 Total Comprehensive Income 0 0 0 2,032,761 0 2,032,761 5.05.01 Net Income for the Period 0 0 0 2,032,761 0 2,032,761 5.06 Internal Changes in Equity 0 0 0 0 0 0 5.07 Closing Balances 15,000,000 0 14,617,966 2,032,761 146,362 31,797,089 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Value Added (in thousands of reais) Account Code Account Description YTD Current Year YTD Previous Year 01/01/2025 to 06/30/2025 01/01/2024 to 06/30/2024 7.01 Revenue 17,990,604 13,951,004 7.01.01 Goods, Products and Services Sold 12,576,831 11,577,516 7.01.02 Other Revenue 5,669,235 27,399 7.01.03 Revenue from the Construction of Own Assets 68,060 2,608,252 7.01.04 Allowance for/Reversal of Doubtful Accounts -323,522 -262,163 7.02 Inputs Acquired from Third Parties -7,733,842 -5,652,925 7.02.01 Costs of Goods, Products and Services Sold -7,305,828 -4,694,857 7.02.02 Materials, Electricity, Outsourced Services, and Others -414,461 -947,494 7.02.04 Others -13,553 -10,574 7.03 Gross Value Added 10,256,762 8,298,079 7.04 Withholding -1,124,459 -1,560,758 7.04.01 Depreciation, Amortization and Depletion -1,124,459 -1,560,758 7.05 Net Value Added Produced 9,132,303 6,737,321 7.06 Value Added Received in Transfer 887,167 585,706 7.06.01 Equity Accounting 26,909 10,133 7.06.02 Financial Income 860,258 575,573 7.07 Total Value Added to Distribute 10,019,470 7,323,027 7.08 Distribution of Value Added 10,019,470 7,323,027 7.08.01 Personnel 1,344,878 1,339,967 7.08.01.01 Direct Compensation 855,551 897,628 7.08.01.02 Benefits 334,176 315,372 7.08.01.03 Government Severance Indemnity Fund for Employees (FGTS) 155,151 126,967 7.08.02 Taxes, Fees, and Contributions 3,099,895 2,303,099 7.08.02.01 Federal 2,969,907 2,193,551 7.08.02.02 State 90,059 75,540 7.08.02.03 Municipal 39,929 34,008 7.08.03 Value Distributed to Providers of Capital 1,956,644 1,647,200 7.08.03.01 Interest 1,941,763 1,633,842 7.08.03.02 Rentals 14,881 13,358 7.08.04 Value Distributed to Shareholders 3,618,053 2,032,761 7.08.04.03 Retained Earnings/Accumulated Losses for the Period 3,618,053 2,032,761 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Financial Position - Assets (in thousands of reais) Account Account Description Current Quarter Previous Year Code 06/30/2025 12/31/2024 1 Total Assets 88,719,931 80,965,430 1.01 Current Assets 13,234,427 10,608,860 1.01.01 Cash and Cash Equivalents 4,561,016 1,682,606 1.01.02 Financial Investments 3,364,572 3,699,694 1.01.03 Accounts Receivable 4,255,524 4,214,103 1.01.03.01 Trade Receivables 3,985,164 3,894,557 1.01.03.02 Other Receivables 270,360 319,546 1.01.03.02.01 Related-Party Balances 270,360 319,546 1.01.04 Inventories 24,685 10,818 1.01.06 Taxes Recoverable 875,275 800,811 1.01.08 Other Current Assets 153,355 200,828 1.01.08.03 Others 153,355 200,828 1.01.08.03.01 Restricted Cash 58,027 37,715 1.01.08.03.02 Derivative financial instruments 0 67,440 1.01.08.03.20 Other Assets 95,328 95,673 1.02 Non-Current Assets 75,485,504 70,356,570 1.02.01 Long-Term Assets 29,340,243 24,761,465 1.02.01.03 Financial Investments Valued at the Amortized Cost 0 769,057 1.02.01.04 Accounts Receivable 259,207 327,798 1.02.01.04.01 Trade Receivables 259,207 327,798 1.02.01.09 Receivables from Related Parties 897,141 908,875 1.02.01.10 Other Non-Current Assets 28,183,895 22,755,735 1.02.01.10.04 Escrow Deposits 134,857 139,222 1.02.01.10.05 Water and Basic Sanitation National Agency - ANA 2,111 1,993 1.02.01.10.06 Contract Assets 9,085,464 4,877,667 1.02.01.10.07 Financial Assets 18,868,544 17,601,626 1.02.01.10.20 Other Assets 92,919 135,227 1.02.02 Investments 240,468 262,433 1.02.02.01 Equity Interests 226,015 215,803 1.02.02.02 Investment Properties 14,453 46,630 1.02.03 Property, plant and equipment 639,987 561,548 1.02.04 Intangible assets 45,264,806 44,771,124 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Financial Position - Liabilities (in thousands of reais) Account Account Description Current Quarter Previous Year Code 06/30/2025 12/31/2024 2 Total Liabilities 88,719,931 80,965,430 2.01 Current Liabilities 10,462,380 11,972,245 2.01.01 Social and Labor Obligations 696,811 1,286,193 2.01.02 Trade Payables 1,219,445 766,609 2.01.03 Tax Obligations 486,139 591,271 2.01.04 Borrowings and Financing 3,320,659 3,133,850 2.01.05 Other Obligations 3,217,333 4,648,137 2.01.05.02 Others 3,217,333 4,648,137 2.01.05.02.01 Dividends and Interest on Equity Payable 1,532 2,275,890 2.01.05.02.04 Services Payable 1,907,269 1,438,507 2.01.05.02.07 Public-Private Partnership - PPP 460,781 452,323 2.01.05.02.08 Deferred PIS/Cofins 94,758 0 2.01.05.02.10 Performance Agreement 267,189 287,109 2.01.05.02.12 Derivative financial instruments 287,082 0 2.01.05.02.20 Other Obligations 198,722 194,308 2.01.06 Provisions 1,521,993 1,546,185 2.02 Non-Current Liabilities 37,813,430 32,065,131 2.02.01 Borrowings and Financing 27,962,888 22,124,447 2.02.02 Other Obligations 6,398,923 6,383,298 2.02.02.02 Others 6,398,923 6,383,298 2.02.02.02.04 Social Security Obligations 1,944,820 1,931,145 2.02.02.02.06 Public-Private Partnership - PPP 2,872,892 2,853,896 2.02.02.02.09 Deferred PIS/Cofins 1,102,430 1,117,804 2.02.02.02.10 Performance Agreement 99,795 137,441 2.02.02.02.20 Other Obligations 378,986 343,012 2.02.03 Deferred taxes 2,973,223 2,661,891 2.02.03.01 Deferred Income Tax and Social Contribution 2,973,223 2,661,891 2.02.04 Provisions 478,396 895,495 2.03 Consolidated Equity 40,444,121 36,928,054 2.03.01 Paid-Up Capital 18,400,000 15,000,000 2.03.02 Capital Reserves 2,371 0 2.03.04 Income Reserves 18,247,715 21,647,715 2.03.04.01 Legal Reserve 2,343,583 2,343,583 2.03.04.10 Investment Reserve 15,904,132 19,304,132 2.03.05 Retained Earnings/Accumulated Losses 3,618,053 0 2.03.06 Equity Valuation Adjustments 175,982 280,339 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Profit or Loss (in thousands of reais) Account Account Description Current Quarter YTD Current Same to Quarter of YTD Code 04/01/2025 to 06/30/2025 Year Previous Year Previous Year 01/01/2025 to 06/30/2025 04/01/2024 to 06/30/2024 01/01/2024 to 06/30/2024 3.01 Revenue from Sales and/or Services 8,964,530 17,390,730 6,749,493 13,309,740 3.02 Cost of Sales and/or Services -5,215,391 -10,121,035 -3,865,045 -7,840,473 3.03 Gross Profit 3,749,139 7,269,695 2,884,448 5,469,267 3.04 Operating Expenses/Income -402,991 -1,079,651 -667,840 -1,590,604 3.04.01 Selling Expenses -323,059 -632,054 -298,231 -698,836 3.04.01.01 Selling expenses -135,667 -307,963 -226,586 -436,673 3.04.01.02 Allowance for Doubtful Accounts -187,392 -324,091 -71,645 -262,163 3.04.02 General and Administrative Expenses -122,427 -519,565 -384,333 -922,471 3.04.04 Other Operating Income 38,705 60,992 14,179 24,470 3.04.05 Other Operating Expenses -9,390 -13,553 -7,369 -10,574 3.04.06 Equity Accounting 13,180 24,529 7,914 16,807 3.05 Income Before Financial Result and Taxes 3,346,148 6,190,044 2,216,608 3,878,663 3.06 Financial Result -118,306 -711,277 -461,943 -800,137 3.07 Income Before Tax on Income 3,227,842 5,478,767 1,754,665 3,078,526 3.08 Income Tax and Social Contribution -1,091,880 -1,860,714 -545,200 -1,045,765 3.08.01 Current -799,472 -1,495,633 -560,665 -1,078,440 3.08.02 Deferred -292,408 -365,081 15,465 32,675 3.09 Net Income from Continuing Operations 2,135,962 3,618,053 1,209,465 2,032,761 3.11 Consolidated Profit/Loss for the Period 2,135,962 3,618,053 1,209,465 2,032,761 3.99 Earnings per Share - (BRL/Share) 3.99.01 Basic Earnings per Share 3.99.01.01 Common Shares (ON) 3.12 5.29 1.77 2.97 3.99.02 Diluted Earnings per Share 3.99.02.01 Common Shares (ON) 3.12 5.29 1.77 2.97 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Comprehensive Income (in thousands of reais) Account Account Description Current Quarter YTD Current Same to Quarter of YTD Previous Code 04/01/2025 to 06/30/2025 Year Previous Year Year 01/01/2025 to 06/30/2025 04/01/2024 to 06/30/2024 01/01/2024 to 06/30/2024 4.01 Consolidated Net Income for the Period 2,135,962 3,618,053 1,209,465 2,032,761 4.02 Other Comprehensive Income (Loss) -92,131 -104,357 0 0 4.02.02 Accumulated gains and (losses) on cash flow hedges, net of taxes -92,109 -104,335 0 0 4.02.03 Cumulative Translation Adjustments -22 -22 0 0 4.03 Consolidated Comprehensive Income for the Period 2,043,831 3,513,696 1,209,465 2,032,761 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description YTD Current Year YTD Previous Year 01/01/2025 to 06/30/2025 01/01/2024 to 06/30/2024 6.01 Net Cash from Operating Activities 4,281,094 3,170,044 6.01.01 Cash Generated from Operations 7,349,161 5,963,377 6.01.01.01 Profit before Income Tax and Social Contribution 5,478,767 3,078,526 6.01.01.02 Provisions and inflation adjustments on provisions -309,110 208,048 6.01.01.03 Adjustment to market value of borrowing and financing (fair value hedge) 93,289 0 6.01.01.04 Financial charges from customers -180,362 -228,916 6.01.01.05 Residual value of property, plant and equipmente, intangible assets and investment properties written-off 2,871 2,618 6.01.01.06 Depreciation and amortization 1,126,926 1,563,225 6.01.01.07 Interest calculated on borrowings and financing payable 1,007,141 743,263 6.01.01.08 Inflation adjustment and exchange gains (losses) on borrowings and financing 92,918 286,855 6.01.01.09 Interest and inflation adjustments, net -386,804 -123,043 6.01.01.10 Allowance for Doubtful Accounts 324,091 262,163 6.01.01.11 Provision for Consent Decree (TAC) and Incentivized Dismissal Program (PDI) 0 -246,077 6.01.01.12 Equity Accounting -24,529 -16,807 6.01.01.13 Interest and Inflation Adjustment (PPP) 302,394 281,925 6.01.01.14 Other Adjustments -38,026 9,551 6.01.01.15 Municipal Government of São Paulo Transfers 268,732 194,597 6.01.01.16 Construction Margin on Intangible Assets Resulting from Concession Agreements 0 -58,694 6.01.01.17 Pension Plan Obligations 136,475 97,760 6.01.01.18 Derivative financial instruments 58,760 -91,617 6.01.01.19 Deferred PIS and Cofins on financial assets (indemnity) 88,064 0 6.01.01.20 Update of financial asset (indemnities) -692,436 0 6.01.02 Changes in Assets and Liabilities -518,057 -910,532 6.01.02.01 Trade Receivables -150,108 -143,148 6.01.02.02 Related-Party Balances and Transactions 76,795 41,714 6.01.02.03 Inventories 43,596 -30,080 6.01.02.04 Tax recoverable 14,955 188,224 6.01.02.05 Other assets 56,967 -63,425 6.01.02.06 Escrow Deposits 79,999 31,977 6.01.02.08 Trade Payables and Contractors 452,836 -429,281 6.01.02.09 Labor and Social Obligations -589,382 -2,985 6.01.02.10 Pension Plan Obligations -122,800 -121,420 6.01.02.11 Taxes and Contributions payable -250,052 -158,635 6.01.02.12 Services Payable 200,030 -94,720 6.01.02.13 Other obligations -190,033 -34,335 6.01.02.14 Provisions -132,180 -106,674 6.01.02.15 Deferred Cofins/Pasep -8,680 12,256 6.01.03 Others -2,550,010 -1,882,801 6.01.03.01 Interest Paid -1,199,296 -862,183 6.01.03.02 Income Tax and Social Contribution Paid -1,350,714 -1,020,618 6.02 Net Cash from Investing Activities -4,507,157 -1,608,402 6.02.01 Acquisition of contract assets, intangible assets and property, plant and equipment -5,878,640 -1,738,763 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 6.02.03 Investments -570 -16,430 6.02.04 Restricted Cash -20,312 4,306 6.02.06 Financial investments - Investment -11,342,600 -2,867,664 6.02.07 Financial Investments - Redemption 11,965,908 3,010,149 6.02.08 Financial Investments – Noncurrent 769,057 0 6.03 Net Cash from Financing Activities 3,104,473 409,306 6.03.01 Funding 7,187,542 3,079,812 6.03.02 Amortizations -1,370,610 -1,394,065 6.03.03 Payment of Interest on Equity -2,363,777 -928,774 6.03.04 Public-Private Partnership - PPP -274,940 -342,274 6.03.05 Program Agreements Commitments 0 -3,146 6.03.06 Derivative financial instruments - Paid -73,742 -2,247 6.05 Increase (Decrease) in Cash and Cash Equivalents 2,878,410 1,970,948 6.05.01 Opening Balance of Cash and Cash Equivalents 1,682,606 838,484 6.05.02 Closing Balance of Cash and Cash Equivalents 4,561,016 2,809,432 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Changes in Equity 01/01/2025 to 06/30/2025 (in Thousands of Reais) Account Code Account Description Paid-up Share Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Shareholders’ Equity Interest of Non- Controlling Shareholders Consolidated Equity 5.01 Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 0 36,928,054 5.02 Previous Year Adjustments 0 0 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 0 36,928,054 5.04 Capital Transactions with Shareholders 0 0 0 0 0 0 0 0 5.05 Total Comprehensive income 0 0 0 3,618,053 -104,357 3,513,696 0 3,513,696 5.05.01 Net Income for the Period 0 0 0 3,618,053 0 3,618,053 0 3,618,053 5.05.02 Other Comprehensive Income 0 0 0 0 -104,357 -104,357 0 -104,357 5.05.02.04 Cumulative Translation Adjustment 0 0 0 0 -22 -22 0 -22 5.05.02.07 Gains and losses on financial instruments 0 0 0 0 -104,335 -104,335 0 -104,335 5.06 Internal Changes in Equity 3,400,000 2,371 -3,400,000 0 0 2,371 0 2,371 5.06.01 Recognition of Reserves 0 2,371 0 0 0 2,371 0 2,371 5.06.04 Capital Increase 3,400,000 0 -3,400,000 0 0 0 0 0 5.07 Closing Balances 18,400,000 2,371 18,247,715 3,618,053 175,982 40,444,121 0 40,444,121 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2024 to 06/30/2024 (in Thousands of Reais) Account Code Account Description Paid-up Share Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Equity Interest of Non- Controlling Shareholders Equity Consolidated 5.01 Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 0 29,857,376 5.02 Previous Year Adjustments 0 0 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 0 29,857,376 5.04 Capital Transactions with Shareholders 0 0 -93,048 0 0 -93,048 0 -93,048 5.04.08 Supplemental Minimum Dividends - Approved 0 0 -93,048 0 0 -93,048 0 -93,048 5.05 Total Comprehensive income 0 0 0 2,032,761 0 2,032,761 0 2,032,761 5.05.01 Net Income for the Period 0 0 0 2,032,761 0 2,032,761 0 2,032,761 5.06 Internal Changes in Equity 0 0 0 0 0 0 0 0 5.07 Closing Balances 15,000,000 0 14,617,966 2,032,761 146,362 31,797,089 0 31,797,089 ITR - Quarterly Information - 06/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Value Added (in thousands of reais) Account Code Account Description YTD Current Year YTD Previous Year 01/01/2025 to 06/30/2025 01/01/2024 to 06/30/2024 7.01 Revenue 18,010,799 13,969,912 7.01.01 Goods, Products and Services Sold 12,594,922 11,594,050 7.01.02 Other Revenue 5,671,908 27,399 7.01.03 Revenue from the Construction of Own Assets 68,060 2,610,626 7.01.04 Allowance for/Reversal of Doubtful Accounts -324,091 -262,163 7.02 Inputs Acquired from Third Parties -7,748,592 -5,661,549 7.02.01 Costs of Goods, Products and Services Sold -7,320,891 -4,702,424 7.02.02 Materials, Electricity, Outsourced Services, and Others -414,148 -948,551 7.02.04 Others -13,553 -10,574 7.03 Gross Value Added 10,262,207 8,308,363 7.04 Withholding -1,126,926 -1,563,225 7.04.01 Depreciation, Amortization and Depletion -1,126,926 -1,563,225 7.05 Net Value Added Produced 9,135,281 6,745,138 7.06 Value Added Received in Transfer 886,602 587,648 7.06.01 Equity Accounting 24,529 16,807 7.06.02 Financial Revenue 862,073 570,841 7.07 Total Value Added to Distribute 10,021,883 7,332,786 7.08 Distribution of Value Added 10,021,883 7,332,786 7.08.01 Personnel 1,345,427 1,340,931 7.08.01.01 Direct Compensation 856,100 898,592 7.08.01.02 Benefits 334,176 315,372 7.08.01.03 Government Severance Indemnity Fund for Employees (FGTS) 155,151 126,967 7.08.02 Taxes, Fees, and Contributions 3,101,767 2,305,967 7.08.02.01 Federal 2,971,711 2,174,104 7.08.02.02 State 90,127 97,839 7.08.02.03 Municipal 39,929 34,024 7.08.03 Value Distributed to Providers of Capital 1,956,636 1,653,127 7.08.03.01 Interest 1,941,755 1,639,769 7.08.03.02 Rentals 14,881 13,358 7.08.04 Value Distributed to Shareholders 3,618,053 2,032,761 7.08.04.03 Retained Earnings/Accumulated Losses for the Period 3,618,053 2,032,761 2Q25 Earnings Page 1 August 11, 2025 • Reported earnings of R$3.12 per share, compared to R$1.77 per share in the previous year • Invested R$3.6 billion in capital toward universalization targets (R$ 6.5 billion in 1H25) • Added 161,000 connections vs. 2Q24 SÃO PAULO, SP – Sabesp (SBSP3) today reported earnings of R$3.12 per share for the quarter compared to R$1.77 per share in prior year. “We delivered another quarter of strong performance, marked by solid earnings growth and robust cash generation, underscoring the materialization of our efficiency journey. Our accelerated investment pace, reaching R$ 3.6 billion this quarter and sequentially increasing, is a clear reflection of our commitment to universalization. We are executing our strategy swiftly, expanding access to clean water and sanitation across our entire concession area,” said Daniel Szlak, CFO of Sabesp. “Sabesp remains firmly committed to its mission of transforming lives through infrastructure. In the first year following privatization, we successfully expanded access to clean water for over 1.3 million people and provided sewage treatment to more than 1.4 million. This remarkable progress underscores the purpose that drives us. As the leading water and sewage company in Latin America, our initiatives reflect a powerful blend of operational excellence and meaningful social impact. These achievements are a testament to the dedication of our teams and the strength of our long-term strategy,” said Carlos Piani, CEO of Sabesp. Consolidated Results For the three months ended June 30, 2025, Sabesp reported earnings per share of R$ 3.12, a significant increase compared to R$ 1.77 in the same period of the previous year. This performance was driven by a combination of factors, including the carryover of new tariff rates in the Regulated Businesses, the elimination of discounts for large customers, increased consumption, and the addition of new connections aligned with the company’s universalization goals. The quarter also benefited from improved cost efficiency, with reductions in general and administrative expenses, a leaner workforce, lower municipal fund allocations, and decreased legal accruals. Additionally, the new concession contract contributed to lower amortization expenses, positively impacting net earnings. Sabesp invested R$ 3.6 billion in the quarter—an increase of 26% compared to 1Q25 and 178% year-over-year— focused on infrastructure upgrades and expansion projects directly supporting its universalization targets. Earnings Conference Call The conference call to discuss earnings will take place on Tuesday, August 12, 2025, at 8:30 a.m. Eastern Standard Time (9:30 a.m. Brasília Time). Interested parties may listen to an audio webcast through a link on the company’s Investor Relations website. Presentation slides that will be used in conjunction with the earnings conference call will also be made available online in advance. Following the earnings conference call, a replay of the audio webcast will be available for one year on Sabesp´s Investor Relations website. 2Q25 Earnings Page 2 REPORTED INCOME STATEMENT (CONSOLIDATED) R$ million 2Q25 2Q24 Var. (R$) % YTD 25 YTD 24 Var. (R$) % Revenue from Operations 6,187 5,933 254 4,3 12,306 11.594 712 6,1 FAUSP (203) - (203) - (404) - (404) - Financial Asset 272 - 272 - 692 - 692 - Sales Tax (374) (457) 83 (18,2) (876) (895) 19 (2,1) (=) Net Sanitation Revenue 5,882 5,476 406 7,4 11,719 10.699 1.020 9,5 Construction revenues 3,083 1,274 1,809 142,0 5,672 2.611 3.061 117,3 (=) Net Revenue 8,965 6,749 2,215 32,8 17,391 13.310 4.081 30,7 Construction costs (3,083) (1,245) (1,838) 147,6 (5,672) (2.552) (3.120) 122,3 Operating Costs and expenses (2,035) (2,513) 478 (19,0) (4,474) (5.347) 873 (16,3) Other operating income/(expense), net 29 7 23 330,5 47 14 34 241,4 Minority Interest 13 8 5 66,5 25 17 8 45,9 (=) EBITDA 3,890 3,006 883 29,4 7,317 5.442 1.875 34,5 Depreciation and Amortization (543) (789) 246 (31,2) (1,127) (1.563) 436 (27,9) (=) EBIT 3,346 2,217 1,130 51,0 6,190 3.879 2.311 59,6 Net Financial result (118) (462) 344 (74,4) (711) (800) 89 (11,1) (=) EBT 3,228 1,755 1,473 84,0 5,479 3.079 2.400 78,0 Income tax (1,092) (545) (547) 100,3 (1,861) (1.046) (815) 77,9 (=) Net income 2,136 1,209 926 76,6 3,618 2.033 1.585 78,0 EPS (R$)* 3,12 1,77 5,29 2,97 * Number of shares = 683,509,869 2Q25 Earnings Page 3 ADJUSTED INCOME STATEMENT R$ million 2Q25 Adjustments 2Q25 Adjusted 2Q24 Adjusted Var. (R$) % Financial Asset Construction Non- Recurring Revenue from Operations 6,187 - - - 6,187 5,933 254 4.3 FAUSP (203) - - - (203) - (203) - Financial Asset 272 272 - - - - - - Sales Tax (374) (25) - - (349) (457) 109 (23.7) (=) Net Sanitation Revenue 5,882 247 - - 5,635 5,476 159 2.9 Construction revenues 3,083 - 3,083 - - - - - (=) Net Revenue 8,965 247 3,083 - 5,635 5,476 159 2.9 Construction costs (3,083) - (3,083) - - - - - Operating Costs and expenses (2,035) - - 8 (2,043) (2,513) 470 (18.7) Other operating income/(expense), net 29 - - 17 12 7 6 80.9 Minority Interest 13 - - - 13 8 5 66.5 (=) EBITDA 3,890 247 0 25 3,617 2,977 640 21.5 Depreciation and Amortization (543) - - - (543) (789) 246 (31.2) (=) EBIT 3,346 247 0 25 3,074 2,188 886 40.5 Net Financial result (118) - - - (118) (462) (344) (74.4) (=) EBT 3,228 247 0 25 2,956 1,726 1,230 71.2 Income tax (1,092) (84) - (9) (999) (535) (464) 86.6 (=) Net income 2,136 163 0 17 1,956 1,191 766 64.3 EPS (R$)* 3,12 2,86 1,74 * Balance adjusted for construction revenue and costs Non-recurring effects in 2Q25 were (i) sales of debt payment (Precatório) +8M in allowance for doubtful accounts and +17M other income and expenses. ADJUSTED NET REVENUE Net revenue from sanitation services considering FAUSP¹ was R$ 5,635 million in 2Q25 (+3% vs. R$ 5,476 million in 2Q24). The main factors in the year were: • +5% in the price: 2024 tariff cycle carryover and removal of discounts for large clients; • +4% in billed volume: +2% consumption increase and +1.5% new economies; • (3)% in Mix: growth of economies with access to subsidized tariffs +764k residential connections; • (4)% FAUSP: initiated in July 2024; 2Q25 Earnings Page 4 CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Tariff (R$/m³) Category 2Q25 2Q24% 2Q25 2Q24 % Residential 931 921 1.1 4.01 4.07 (1.5) Commercial 100 94 6.4 14.01 13.42 4.4 Industrial 18 19 (5.3) 18.26 14.76 23.7 Total Retail 1,049 1,034 1.5 5.21 5.15 1.2 Wholesale 13 18 (27.8) 2.77 2.86 (3.2) Others¹ 36 28 28.6 14.74 15.50 (4.9) Total 1,099 1,080 1.8 5.49 5.43 1.1 Billed Volume (millions of m³) Average Tariff (R$/m³) Category YTD25 YTD24 % YTD25 YTD24 % Residential 1,864 1,857 0.4 4.06 4.03 0.7 Commercial 198 187 5.9 13.85 12.60 9.9 Industrial 37 37 0.0 17.87 14.85 20.4 Total Retail 2,098 2,081 0.9 5.22 5.02 4.1 Wholesale 29 35 (17.1) 2.70 2.77 (2.5) Others¹ 72 53 35.8 13.88 15.02 (7.6) Total 2,199 2,169 1.4 5.47 5.28 3.8 Number of connections in thousands¹ 2Q25 2Q24 Var. (Qty) % Water 9,506 9,434 72 0.7 Sewage 8,239 8,150 89 1.1 (1) Active and registered connections, average by end of period Unaudited by external auditors OPEX OPEX decreased by R$ 476 million in Q2 (19)%. The main driver for the reduction was (i) +R$ 399 million in general and administrative due +R$ 200 million legal accruals and prepayments of municipal funds (FMSAI) +R$ 96 million and (ii) +R$ 77 million personnel expense driven by (11)% HC reduction. In the YTD, the decrease was R$ 702 million (14)%. R$ million 2Q25 adjusted 2Q24 adjusted Var. (R$) % YTD 25 adjusted YTD 24 adjusted Var. (R$) % Personnel (672) (749) 77 (10.3) (1,326) (1,457) 130 (9.0) General supplies (39) (85) 46 (54.2) (109) (176) 67 (38.1) Treatment supplies (86) (124) 39 (31.0) (244) (266) 21 (8.3) Services (610) (663) 53 (8.0) (1,306) (1,346) 37 (3.0) Energy (401) (387) (14) 3.7 (842) (781) (62) 7.8 General expenses (15) (414) 399 (96.5) (278) (856) 577 (67.5) Tax expenses (24) (19) (5) 26.9 (45) (40) (5) 12.5 Allowance for doubtful accounts (195) (72) (124) 172.7 (342) (262) (80) 30.5 Other revenues and expenses 12 7 6 80.9 30 14 17 76.5 Costs and Expenses (2,030) (2,506) 476 (19.0) (4,461) (5,167) 702 (13.7) Depreciation and Amortization (543) (789) 246 (31.2) (1,127) (1,563) 434 (27.9) Costs, Expenses, Depreciation and Amortization (2,574) (3,296) 722 (21.9) (5,588) (6,730) 1,135 (17.0) 2Q25 Earnings Page 5 PERSONNEL There was a decrease of R$ 77 million (10)% in 2Q25, mainly due to the 11% reduction in the number of employees. Number of employees 2Q25 2Q24 Var. (Qty) % Employees at the end of each period 9,190 10,214 (1,024) (10.0) Employees – simple average 9,305 10,414 (1,109) (10.6) INVESTMENTS Investments totaled R$ 6,452 million in first half, up by R$ 3,735 million or +137% versus PY. In 2Q25, investments totaled R$ 3,601 million, up 178% versus the same period in the previous year. R$ million 2Q25 2Q24 Var. (R$) % YTD 25 YTD 24 Var. (R$) % Water 1.044 548 496 90,5 1.659 1.278 442 36,3 Sewage 2.557 748 1.809 241,8 4.793 1.499 3.293 219,6 Total 3.601 1.296 2.305 177,9 6.452 2.717 3.735 137,5 Balance Sheet (CONSOLIDATED) ASSETS 2Q25 2Q24 Current 13,234,427 9,770,283 Cash and equivalents 4,561,016 2,809,432 Financial investments 3,364,572 2,344,093 Trade Accounts receivable 3,985,164 3,671,287 Related parties receivable 270,360 245,248 Inventory 24,685 116,088 Restricted cash 58,027 50,638 Taxes 875,275 306,423 Derivatives - 93,864 Others 95,328 133,210 Non-Current 75,485,504 54,908,860 Financial investments - - Trade Accounts receivable 259,207 307,661 Related parties receivable 897,141 925,211 Legal Deposits 134,857 143,063 Taxes - 130,751 National Water and Sanitation Agency (ANA) 2,111 1,908 Others 92,919 140,595 Investments 226,015 192,726 Land 14,453 46,654 Contract assets 9,085,464 7,745,138 Financial assets 18,868,544 - 2Q25 Earnings Page 6 Intangibles 45,264,806 44,776,717 PP&E 639,987 498,436 Total assets 88,719,931 64,679,143 LIABILITIES AND EQUITY 2Q25 2Q24 Current Liabilities 10,462,380 7,167,622 Trade Accounts Payable 1,219,445 497,820 Debt 3,320,659 2,419,440 Labor 696,811 581,128 Taxes 486,139 411,159 Deferred Sales Tax 94,758 - Shareholders Distributions (Dividends and Interest over Own Capital) 1,532 874 Legal Accruals 1,521,993 1,122,553 Services Accounts Payable 1,907,269 850,609 Public-Private Partnership (PPP) 460,781 439,289 Program Contract Commitments - 19,519 Derivatives 287,082 - Program Contract Commitments 267,189 - Other 198,722 825,231 Non-Current Liabilities 37,813,430 25,714,432 Debt 27,962,888 19,357,368 Deferred Income Tax 2,973,223 - Deferred Sales Tax 1,102,430 176,353 Legal Accruals 478,396 805,253 Pension 1,944,820 2,119,211 Public-Private Partnership (PPP) 2,872,892 2,786,976 Program Contract Commitments 99,795 - Performance Contract Payables - 12,306 Other 378,986 456,965 Total Liabilities 48,275,810 32,882,054 Equity 40,444,121 31,797,089 Paid-in Capital 18,400,000 15,000,000 Capital Reserves 2,371 - Profit Reserves 18,247,715 14,617,966 OCI 175,982 146,362 Retained Earnings 3,618,053 2,032,761 Total Equity and Liabilities 88,719,931 64,679,143 2Q25 Earnings Page 7 Consolidated Cash Flow Statement R$ ‘000 2Q25 2Q24 Operating Free Cash Flow 4,142,674 3,135,345 Pre-tax Earnings 3,227,841 1,754,666 Depreciation and Amortization 543,366 789,440 PP&E and Intangibles Write-offs 1,937 1,700 Allowance for doubtful accounts 187,392 71,645 Accruals and inflation adjustment (467,521) 124,103 Accrued Interest on Debt 474,169 398,488 Inflation adjustment and FX gains/(losses) Debt 33,606 239,154 Debt inflation adjustment 127,071 - Interest and inflation adjustment net gains/(losses) (226,691) 64,008 Financial charges to customers (92,769) (119,679) Construction Margin - (28,648) Provision for Consent Decrees (TAC) and Voluntary Termination Programs 295,866 (138,281) Minority Interest (13,181) (7,914) Interest and inflation adjustment (Public-Private Partnerships) 142,573 136,102 Municipal Funds Accruals 147,832 19,924 Pension 71,037 48,881 Currency Derivatives (33,841) (131,832) Financial Asset Bifurcation (272,207) (91,617) Deferred Tax on Financial Asset 25,179 - Other adjustments (28,985) 5,205 Changes in Assets Trade Accounts Receivable 2,114 11,484 Related parties 6,508 35,161 Inventory 94,268 6,078 Taxes 36,532 21,750 Legal deposits 38,092 19,480 Other 23,820 (22,401) Changes in Liabilities Trade Accounts Payable 1,199,579 (9,889) Services Payable (222,425) (8,017) Labor (577,121) (36,615) Taxes 54,100 (73,321) Deferred Sales Taxes 15,332 7,088 Accruals (76,479) (59,498) Pension (65,792) (60,900) Other (70,302) (109,327) Cash flows from Operations 4,600,900 2,856,418 Payed interest (438,411) (388,587) Income Tax and Social Contribution (981,915) (695,215) Net Cash flows from Operations 3,180,574 1,772,616 2Q25 2Q24 Cash flows from Investments (3,033,018) 676,415 2Q25 Earnings Page 8 Acquisition of contract, intangible and fixed assets (4,302,445) (1,130,836) Restricted cash (18,917) (4,944) Financial investments - Investment (6,981,923) (2,867,664) Financial investments - Redemption 8,297,110 3,010,149 Financial Investments - 1,706,738 Investments (570) (16,430) Purchases of tangible assets (26,273) (20,598) Cash flows from Financing Activities 773,307 (1,658,990) New Debt 3,550,714 140,117 Debt repayment (244,131) (734,039) Payment of interest on shareholders' equity (2,363,777) (928,774) Public-Private Partnership (PPP) (138,456) (132,540) Program Contract Commitments - (1,507) Currency Derivatives (31,043) (2,247) Free Cash Flow to Equity (1,042,927) 790,041 Cash at Beginning of Period 3,640,153 2,019,391 Cash at End of Period 4,561,016 2,809,432 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 1 Operations Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002. On June 30, 2025, the Company operated water and sewage services in 375 municipalities of the São Paulo State. Revenue from sanitation services provided for URAE-1 totaled R$ 12,487,732 for the six-month period ended June 30, 2025 accounting for 99.15% of the consolidated amount. Also on this date, the accounting balance of intangible assets, contract assets, and financial assets (indemnity) aimed at URAE-1 amounted to R$ 71,663,629 accounting for 97.88% of the consolidated amount. Management expects that the funds raised with the improved water security from the works carried out, the generation of operating cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments. Approvals The quarterly information was approved by the Board of Directors on August 11, 2025. 2 Basis of preparation and presentation of the quarterly information The quarterly information as of June 30, 2025 was prepared based on the provisions of CPC 21 (R1) – Interim Financial Statements and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information (ITR), and presented according to the rules issued by the CVM. Accordingly, this Quarterly Information takes into consideration the Circular Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of June 30, 2025, does not include all the notes and disclosures required by the standards for the Annual Financial Statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2024, issued on March 24, 2025, prepared under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the explanatory notes of this quarterly information are not presented or are not in the same level of detail and/or with the same reference as the notes included in the Annual Financial Statements (according to numerical references): i. Summary of material accounting policy information (Note 3); ii. Changes in accounting practices and disclosures (Note 4); SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated iii. Risk management - Financial instruments (Note 5.4); iv. Significant accounting estimates and judgments (Note 6); v. Balances and transactions with related parties (Note 11); vi. Investments (Note 12); vii. Intangible Assets (Note 15); viii. Borrowings and financing (Note 18); ix. Provisions (Note 22); x. Pension plan obligations (Note 24); xi. Equity (Note 26); xii. Insurance (Note 29); All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration. The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated. 3 Summary of material accounting policy information The material accounting policy information used in the preparation of the quarterly information as of June 30, 2025 is consistent with that used to prepare the Annual Financial Statements for the year ended December 31, 2024, disclosed in Note 3 of such financial statements. 4 Risk management 4.1 Financial risk management Financial risk factors The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. (a) Market risk Currency risk Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollar, Euro and Yen. The management of currency exposure considers several current and projected economic factors, besides market conditions. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company enters into hedging transactions since 2024 to hedge against such risk, according to Note 4.1 (d). Part of the financial debt in the amount of R$ 6,512,574 as of June 30, 2025 (R$ 3,366,723 as of December 31, 2024), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows: Individual and Consolidated June 30, 2025 December 31, 2024 Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Borrowings and financing – US$ 677,941 3,699,592 303,978 1,882,323 Borrowings and financing – Yen 34,642,179 1,311,206 36,787,581 1,452,006 Borrowings and financing – EUR 220,000 1,413,060 - - Interest and charges from borrowings and financing – US$ 33,712 24,030 Interest and charges from borrowings and financing – Yen 7,328 8,364 Interest and charges from borrowings and financing – EURO 7,166 - Fair value adjustment – Yen 40,510 34,388 Total Exposure 6,512,574 3,401,111 Borrowing cost – US$ (58,799) (42,510) Borrowing cost – Yen (2,136) (2,236) Borrowing cost – EURO (19,774) - Total foreign currency-denominated borrowings (Note 17) 6,431,865 3,356,365 The table below shows the prices and exchange rate changes in the period: June 30, 2025 December 31, 2024 Variation US$ R$ 5.4571 R$ 6.1923 -11.87% EURO R$ 6.4230 R$ 6.4363 -0.21% Yen R$ 0.03785 R$ 0.03947 -4.10% As of June 30, 2025, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes for the six-month period ended June 30, 2025 would have been R$ 651,257 (R$ 294,160 for the six-month period ended June 30, 2024), upwards and downwards, excluding the effects of to the hedging instruments (Note 4.1 (d)). The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps, aimed at hedging its foreign currency-denominated financings. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Interest rate risk This risk arises from the possibility of the Company incurring losses due to fluctuations in interest rates, increasing the finance costs related to borrowings and financing. The Company has entered into derivative contracts for financings at the Secured Overnight Financing Rate (SOFR) and for the 33rd debenture issue (series 2 and 3) at IPCA, according to Note 4.1 (d), and continually monitors market interest rates to evaluate the possible need to replace its debts. The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument: Individual and Consolidated June 30, 2025 December 31, 2024 (*) CDI (i) 24,597,282 15,250,135 TR (ii) 1,683,422 1,683,342 IPCA (iii) 2,892,469 2,982,735 TJLP (iv) 942,789 1,067,436 SOFR (v) - 1,882,325 Interest and charges 857,552 572,399 Total 30,973,514 23,438,372 (i) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate (ii) TR – Benchmark Interest Rate (iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index (iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index (v) SOFR - Secured Overnight Financing Rate (*) Amounts disregarding the derivative instrument Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness. As of June 30, 2025, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30 ,2025 would have been R$ 309,735 (R$ 200,623 for the six-month period ended June 30, 2024), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing (b) Credit risk Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset (indemnity). Credit risk exposure to customers is mitigated by sales to a dispersed base, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated The maximum exposure to credit risk as of June 30, 2025 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset (indemnity) at the reporting date. See Notes 6, 7, 8, 9, 10, and 15. Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows: Financial institutions Fitch Moody's Standard Poor's Banco Bradesco S/A AAA (bra) AAA.br brAAA Banco BTG Pactual S/A AAA (bra) AAA.br brAAA Banco BV S/A -- AA+.br brAAA Banco do Brasil S/A AAA (bra) AAA.br -- Banco Itaú Unibanco S/A AAA (bra) AAA.br -- Banco Santander Brasil S/A -- AAA.br brAAA Brazilian Federal Savings Bank AAA (bra) AAA.br brAAA Banco XP Investimentos S/A AAA (bra) -- brAAA The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows: Individual Consolidated Cash and cash equivalents and financial investments June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 AAA (bra) 6,178,426 4,179,098 6,188,447 4,186,146 Other (*) 1,736,987 1,196,135 1,737,141 1,196,154 7,915,413 5,375,233 7,925,588 5,382,300 (*) As of June 30, 2025, this category includes mainly R$ 1,731,595 referring to Banco Santander (R$ 1,195,511 as of December 31, 2024), corresponding to current accounts and financial investments, which are not rated by Fitch. (c) Liquidity risk Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements. The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above. The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2025. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Individual July to December 2025 2026 2027 2028 2029 2030 to 2048 TOTAL As of June 30, 2025 Liabilities Borrowings and financing 2,441,689 4,817,064 2,493,097 1,708,872 4,025,476 15,797,349 31,283,547 Interest on Borrowings and Financing 1,463,114 2,837,016 2,247,249 2,041,918 1,781,308 5,649,723 16,020,328 Trade payables and contractors 1,218,261 - - - - - 1,218,261 Services payable 1,904,328 - - - - - 1,904,328 Public-Private Partnership – PPP 101,422 210,914 219,098 227,511 236,248 2,693,293 3,688,486 Interest - Public-Private Partnership – PPP 124,876 259,688 269,764 280,123 290,880 3,316,109 4,541,440 Total 7,253,690 8,124,682 5,229,208 4,258,424 6,333,912 27,456,474 58,656,390 Consolidated July to December 2025 2026 2027 2028 2029 2030 to 2048 TOTAL As of June 30, 2025 Liabilities Borrowings and financing 2,441,689 4,817,064 2,493,097 1,708,872 4,025,476 15,797,349 31,283,547 Interest on Borrowings and Financing 1,463,114 2,837,016 2,247,249 2,041,918 1,781,308 5,649,723 16,020,328 Trade payables and contractors 1,219,445 - - - - - 1,219,445 Services payable 1,907,269 - - - - - 1,907,269 Public-Private Partnership – PPP 101,422 210,914 219,098 227,511 236,248 2,693,293 3,688,486 Interest - Public-Private Partnership – PPP 124,876 259,688 269,764 280,123 290,880 3,316,109 4,541,440 Total 7,257,815 8,124,682 5,229,208 4,258,424 6,333,912 27,456,474 58,660,515 Cross default The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c). (d) Derivative financial instruments Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, thus reducing the effects of undesirable fluctuations of these variables on the Company’s operations, Sabesp enters into hedging instruments, mainly for its financings denominated in foreign currency. Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk. Transactions outstanding as of June 30, 2025 The Company entered into hedging transactions, effective from December 12, 2024, with no speculative nature, through swap of adjustment of debt denominated in US$ and Yen + annual interest, as shown in Note 17, for a percentage of DI - 0.36% p.a. In February 2025, derivative financial instruments in the form of swaps were contracted for series 2 of the 33rd debenture issue (changing from IPCA +7.5485% p.a. to DI - 0.34% p.a.) and series 3 of the 33rd debenture issue (changing from IPCA + 7.3837% p.a. to DI - 0.45% p.a.). In May 2025, derivative financial instruments in the form of swaps were contracted for the 2nd tranche of the loan with IFC, in which the amount in US$ of SOFR + 1.80% p.a. was changed to DI + 0.85%% p.a. and the amount in EUR was changed from Euribor + 1.85% to DI + 1.20% p.a. The total value of the debt hedged with the aforementioned transactions was 100.0%. For these transactions, the Company applied the hedge accounting policy as it met eligibility criteria, using (i) cash flow hedge for US$ and Euro-denominated debt, and (ii) fair value hedge for Yen-denominated debt. The transactions have maturity dates ranging from July 21, 2025 to March 16, 2048, according to the maturities of the corresponding financing, as detailed in Note 17. Below are the amounts of the swap contracts (US$, Yen and EUR + interest vs. DI) as of June 30, 2025: Individual and Consolidated Transaction Currency Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accummulated Gain / (Loss) with Derivative- Swap Gain / (Loss) with 2025 Derivative- Swap OCI Gain / (Loss) with 2025 Derivative- Swap Realized Gain / (Loss) with 2025 Derivative- Swap Gain / (Loss) on fair value 2025 1 Yen JIC-BZP15-OBR 1,651,374 65,566 68,479 (2,913) (4,968) - (1,787) (1,151) 2 Yen JIC-BZP15-CON 3,534,561 135,465 146,102 (10,637) (9,266) - (3,741) 46 3 Yen JIC-BZP17-CON 588,105 23,303 23,591 (288) (1,114) - (776) (60) 4 Yen JIC-BZP17-OBR 2,443,203 96,972 98,376 (1,404) (4,761) - (3,365) (253) 5 Yen JIC-BZP18-CON 3,059,748 117,267 126,475 (9,208) (8,021) - (3,239) (515) 6 Yen JIC-BZP18-OBR 1,602,972 61,574 66,441 (4,867) (4,240) - (1,717) (997) 7 Yen JIC-BZP19-OBR 19,334,328 766,336 793,998 (27,662) (49,945) - (16,617) (690) 8 Yen JIC-BZP19-CON 2,427,888 92,579 98,835 (6,256) (5,609) - (1,917) (2,505) Total 34,642,179 1,359,062 1,422,297 (63,235) (87,924) - (33,159) (6,125) 9 US$ BID-1212-BR 5,139 28,688 32,667 (3,979) - (7,363) (233) - 10 US$ BID-4623-BR 168,032 935,256 1,030,598 (95,342) - (115,653) (26,904) - 11 US$ BIRD-7662-BR 54,808 304,460 342,383 (37,923) - (43,215) (6,010) - 12 US$ BIRD-8916-BR 99,962 562,623 616,930 (54,307) - (68,069) (7,438) - 13 US$ IFC B1 US$ 350,000 1,892,609 2,002,385 (109,776) - (109,775) - - Total 677,941 3,723,636 4,024,963 (301,327) - (344,075) (40,585) - SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 14 EUR IFC B1 Euro 220,000 1,394,608 1,420,037 (25,429) - (25,429) - - Total 220,000 1,394,608 1,420,037 (25,429) - (25,429) - - IPCA 33rd DEBENTURES - 2,938,756 2,835,849 102,907 102,907 - - (87,164) Total - 2,938,756 2,835,849 102,907 102,907 - - (87,164) Total 9,416,062 9,703,146 (287,084) 14,983 (369,504) (73,744) (93,289) Reclassification to other comprehensive income 211,421 Other comprehensive income (158,083) Deferred income tax and social contribution 53,748 Other comprehensive income - net (104,335) Below are the amounts of the swap contracts (US$ and Yen + interest vs. DI) as of December 31, 2024: Individual and Consolidated Transactions Currency Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accummulated Gain / (Loss) with Derivative- Swap Gain / (Loss) with 2025 Derivative- Swap OCI Gain / (Loss) with 2024 Derivative- Swap Gain / (Loss) on fair value 2024 1 Yen JIC-BZP15-OBR 3,927,290 154,834 156,205 (1,371) (1,371) - 326 2 Yen JIC-BZP15-CON 1,834,860 75,069 73,013 2,056 2,056 - (2,550) 3 Yen JIC-BZP17-CON 2,559,546 105,119 101,762 3,357 3,357 - (4,027) 4 Yen JIC-BZP17-OBR 616,110 25,302 24,476 826 826 - (984) 5 Yen JIC-BZP18-CON 1,781,080 70,242 70,869 (627) (627) - 153 6 Yen JIC-BZP18-OBR 3,399,720 134,034 135,221 (1,187) (1,187) - 282 7 Yen JIC-BZP19-OBR 20,139,925 823,242 800,959 22,283 22,283 - (27,597) 8 Yen JIC-BZP19-CON 2,529,050 99,813 100,460 (647) (647) - 9 Total 36,787,58 1 1,487,655 1,462,965 24,690 24,690 - (34,388) 9 US$ BID-1212-BR 10,278 65,698 62,314 3,384 - 3,384 - 10 US$ BID-4623-BR 156,958 972,082 951,770 20,312 - 20,312 - 11 US$ BIRD-7662-BR 57,848 355,973 350,680 5,293 - 5,293 - 12 US$ BIRD-8916-BR 78,894 492,665 478,904 13,761 - 13,761 - Total 303,978 1,886,418 1,843,668 42,750 - 42,750 - Total 37,091,55 9 3,374,073 3,306,633 67,440 24,690 42,750 (34,388) Reclassification to other comprehensive income (55,402) Other comprehensive income 12,652 Deferred income tax and social contribution (4,302) Other comprehensive income - net 8,350 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (e) Sensitivity analysis on interest rate risk The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2025, or until the final settlement of each contract, whichever occurs first, considering a probable scenario. The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement. The table below takes into account the impact of the derivative instrument: Individual and Consolidated June 30, 2025 Indicators Exposure Probable scenario Assets CDI 7,895,413 14.6800% (**) Finance income 1,159,047 Liabilities CDI (24,597,282) 14.6800% (**) Interest to be incurred (3,610,881) Net exposure - CDI (16,701,869) (2,451,834) Assets IPCA 18,868,544 4.5800% (*) Financial Assets (indemnification) 864,179 Liabilities IPCA (2,892,469) 4.5800% (*) Interest to be incurred (132,475) Net exposure - IPCA 15,976,075 731,704 Liabilities TR (1,683,422) 0.0207% (**) Expense to be incurred (348) TJLP (942,789) 8.4700% (*) Interest to be incurred (79,854) Total net expenses to be incurred (1,800,332) (*) Source of indexes: BACEN and LCA of June 30, 2025 (**) Source of indexes: B3 of June 30, 2025 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 4.2 Capital Management The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position. Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Total borrowings and financing (Note 17) 31,283,547 25,258,297 31,283,547 25,258,297 (-) Cash and cash equivalents (Note 6) (4,560,280) (1,681,204) (4,561,016) (1,682,606) (-) Financial investments (Note 7) (3,355,133) (3,694,029) (3,364,572) (3,699,694) Net debt 23,368,134 19,883,064 23,357,959 19,875,997 Total Equity 40,444,121 36,928,054 40,444,121 36,928,054 Total capital (shareholders plus providers of capital) 63,812,255 56,811,118 63,802,080 56,804,051 Total 37% 35% 37% 35% 4.3 Fair value estimates The Company considers that balances from trade receivables (current) and trade payables at carrying amount less impairment approximate their fair values, considering their short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time. 4.4 Financial instruments As of June 30, 2025, the Company had financial assets classified as amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, derivative financial instruments, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), financial assets (indemnity), trade payables, borrowings and financing in local and foreign currency (except for the financing in Yen and the 33rd debenture, which are being measured at fair value through profit or loss), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments. Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,167,437 as of June 30, 2025 (R$ 1,228,389 as of December 31, 2024), which were calculated under the conditions negotiated between the related parties. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,036,355 (R$ 1,105,299 as of December 31, 2024), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions. Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods, their nature, and maturity terms. Individual and Consolidated June 30, 2025 December 31, 2024 Carrying amount Fair value Carrying amount Fair value Borrowings and financing 31,283,547 32,049,415 25,258,297 26,362,590 The financial instruments included in the fair value through other comprehensive income and fair value through profit or loss categories are recorded in the derivative financial instruments line. The criteria adopted to obtain the fair values of borrowings and financing in preparing the quarterly information as of June 30, 2025, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2024. Financial instruments referring to financial investments, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there was no transfers between levels during this period. 5 Significant accounting estimates and judgments The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results. The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed. The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect. The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are the following: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession arrangements; (iii) social security obligations; (iv) deferred income and social contribution tax; (v) provisions; (vi) unbilled revenue; and (vii) derivative financial instruments. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 6 Cash and cash equivalents Individual Company Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Cash and banks 33,109 30,382 33,845 31,784 Cash equivalents 4,527,171 1,650,822 4,527,171 1,650,822 Total 4,560,280 1,681,204 5,561,016 1,682,606 Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are of less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value. As of June 30, 2025, the average yield of cash equivalents corresponded to 99.98% of the CDI (96.83% as of December 31, 2024). 7 Financial investments (a) Current The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below: Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Banco Bradesco S/A 1,177,027 1,442,159 1,177,027 1,442,159 Banco BTG Pactual S/A 1,969,808 226,819 1,969,808 226,819 Banco BV S/A 160 298 160 298 Banco do Brasil S/A - 1,355 9,439 7,020 Banco Santander S/A - 1,194,678 - 1,194,678 Brazilian Federal Savings Bank - 828,720 - 828,720 XP Investimentos S/A 208,138 - 208,138 - Total 3,355,133 3,694,029 3,364,572 3,699,694 As of June 30, 2025, the average yield of the financial investments corresponded to 100.0% of the CDI (101.0% as of December 31, 2024). SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (b) Noncurrent In 2025, the Company fully redeemed investments totaling R$ 769 million as of December 31, 2024. 8 Restricted cash Individual and Consolidated June 30, 2025 December 31, 2024 Agreement with the São Paulo Municipal Government (i) 19,997 27,502 Agreement with the São Paulo Municipal Government (ii) 25,351 4,544 Brazilian Federal Savings Bank- escrow deposit 812 235 Other 11,867 5,434 Total 58,027 37,715 (i) Amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI), due to any defaults by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP), signed before the agreement with URAE-1. (ii) Amount deducted from the percentage transfer of a percentage of the revenue earned in the Municipality to FMSAI, due to any defaults direct management bodies, foundations, and government agencies, as established in the agreement entered into with URAE-1, referring to the São Paulo Municipal Government (PMSP). 9 Trade receivables (a) Statement of financial position details Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Private sector: General (i) and special customers (ii) 2,785,007 2,404,631 2,790,029 2,409,094 Agreements (iii) 521,330 659,778 521,330 659,778 3,306,337 3,064,409 3,311,359 3,068,872 Governmental Entities: Municipal 650,015 689,688 649,974 690,010 Federal 1,310 5,297 1,315 5,303 Agreements (iii) 313,603 370,823 313,603 370,823 964,928 1,065,808 964,892 1,066,136 Wholesale customers – Municipal governments: (iv) SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Mogi das Cruzes 4,607 4,744 4,607 4,744 São Caetano do Sul 4,073 11,773 4,073 11,773 São Caetano do Sul - Agreement 50,286 65,213 50,286 65,213 Total wholesale customers – Municipal governments 58,966 81,730 58,966 81,730 Unbilled supply (v) 1,132,119 1,252,012 1,133,708 1,253,826 Sub-total 5,462,350 5,463,959 5,468,925 5,470,564 Allowance for doubtful accounts (1,224,554) (1,248,209) (1,224,554) (1,248,209) Total 4,237,796 4,215,750 4,244,371 4,222,355 Current 3,978,589 3,887,952 3,985,164 3,894,557 Noncurrent 259,207 327,798 259,207 327,798 Total 4,237,796 4,215,750 4,244,371 4,222,355 (i) General customers - residential and small and mid-sized companies; (ii) Special customers – large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others); (iii) Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and (iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers. (v) Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates. (b) The aging of trade receivables is as follows: Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Current 2,878,543 2,975,756 2,881,221 2,979,496 Past due: Up to 30 days 632,469 636,024 633,776 637,375 From 31 to 60 days 303,614 302,595 304,421 303,238 From 61 to 90 days 222,351 177,481 222,990 177,777 From 91 to 120 days 177,121 168,246 177,718 168,515 From 121 to 180 days 301,228 240,724 301,775 241,030 From 181 to 360 days 68,010 47,992 68,010 47,992 Over 360 days 879,014 915,141 879,014 915,141 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Total Past Due 2,583,807 2,488,203 2,587,704 2,491,068 Total 5,462,350 5,463,959 5,468,925 5,470,564 (c) Allowance for doubtful accounts Parent Company and Consolidated Changes in assets January to June 2025 January to June 2024 Balance at the beginning of the period 1,248,208 1,377,209 Recognition/(reversal) of allowance 53,301 80,095 Recoveries (76,955) (105,374) Total 1,224,554 1,351,930 Individual Reconciliation of estimated / historical losses in profit or loss April to June 2025 January to June 2025 April to June 2024 January to June 2024 Write-offs (145,132) (346,377) (95,651) (285,936) (Losses)/reversal with state entities - related parties (420) (799) (926) (1,506) (Losses)/reversal with the private sector/government entities (84,052) (53,301) (39,998) (80,095) Recoveries 42,489 76,955 64,930 105,374 Amount recorded as expense (Note 29) (187,115) (323,522) (71,645) (262,163) Consolidated Reconciliation of estimated / historical losses in profit or loss April to June 2025 January to June 2025 April to June 2024 January to June 2024 Write-offs (145,409) (346,946) (95,651) (285,936) (Losses)/reversal with state entities - related parties (420) (799) (926) (1,506) (Losses)/reversal with the private sector/government entities (84,052) (53,301) (39,998) (80,095) Recoveries 42,489 76,955 64,930 105,374 Amount recorded as expense (Note 29) (187,392) (324,091) (71,645) (262,163) The Company does not have customers individually accounting for 10% or more of its total revenues. (d) Registered warrants The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by allowance for doubtful accounts (PECLD), and the restated amounts of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties about their realization. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Accordingly, the reversal of the PECLD for the original bills and their restatement are recognized when uncertainties about their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or discussions about these amounts or when negotiated with third parties. The Company had the following registered warrants issued on its behalf: Individual and Consolidated Debtor December 31, 2024 Discount (i) Receipt Assignment of Receivables (ii) Others (iii) June 30, 2025 Municipality of São Paulo 2,898,210 (992,289) (99,612) - 140,708 1,947,017 Municipality of Ferraz de Vasconcelos 22,883 (4,653) (9,865) (8,974) 609 - Municipality of Cachoeira Paulista 12,608 (3,410) (4,408) (5,093) 303 - Municipality of Agudos 14,039 (4,582) (2,913) (7,043) 499 - Others 19,568 (13,727) (3,443) (5,382) 3,145 161 Total 2,967,308 (1,018,661) (120,441) (26,492) 145,264 1,947,178 (i) Regarding the other two settlement proposals approved on April 9, 2025, in the restated amount of R$ 2.48 billion, by applying the discount rate according to the chronological order of payment, totaling R$ 1.52 billion (discount of R$ 960 million) as of June 30, 2025. In July 2025, the uncertainties and discussions surrounding this process ceased, so that the Company will recognize the effects of these registered warrants in the 3rd quarter. (ii) Includes amounts received through lawsuits. (iii) In June 2025, the Company negotiated the assignment of receivables from various registered warrants. (iv) Mainly includes inflation adjustments. In early 2025, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. On July 15, 2025, the DEPRE/TJSP sent the Company an official letter approving the calculations and thus putting to an end any uncertainty and room for discussion around that proceeding. In July 2025, the uncertainties regarding this process were overcome, therefore, the Company will recognize R$ 401,679 in the 3rd quarter and this amount was fully received. Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 10 Related-party balances and transactions (a) São Paulo State (i) Accounts receivable, interest on equity, revenue, and expenses Individual Company Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Current Accounts receivable: Sanitation services 182,226 173,434 182,290 173,466 Allowance for losses (52,505) (51,706) (52,505) (51,706) Reimbursement of additional retirement and pension benefits paid (G0): Monthly flow 19,850 84,973 19,850 84,973 GESP Agreement – 2015 120,725 112,813 120,725 112,813 Total current 270,296 319,514 270,360 319,546 Noncurrent Agreement for the installment payment of sanitation services 1,361 1,361 1,361 1,361 Reimbursement of additional retirement and pension benefits paid (G0): GESP Agreement – 2015 895,780 907,514 895,780 907,514 Total non-current 897,141 908,875 897,141 908,875 Total receivable 1,167,437 1,228,389 1,167,501 1,228,421 Assets: Sanitation services 131,082 123,089 131,146 123,121 Reimbursement of additional retirement and pension benefits paid (G0) 1,036,355 1,105,300 1,036,355 1,105,300 Total 1,167,437 1,228,389 1,167,501 1,228,421 Liabilities: Dividends and interest on equity payable - 458,985 - 458,985 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Revenue from sanitation services 293,807 515,015 225,373 408,489 Payments received from related parties (234,038) (442,410) (211,504) (397,708) Reimbursement received referring to Law No. 4,819/1958 (56,216) (192,694) (73,886) (121,702) Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Revenue from sanitation services 293,889 515,264 225,431 408,576 Payments received from related parties (234,038) (442,410) (211,504) (397,708) Reimbursement received referring to Law No. 4,819/1958 (56,216) (192,694) (73,886) (121,702) The information below refers to the Individual and Consolidated balances and transactions. (ii) Disputed amounts As of June 30, 2025 and December 31, 2024, the disputed amounts receivable between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1, 736,671 and R$ 1,685,493, respectively, for which an allowances for doubtful accounts was recognized for the total amount. (iii) Actuarial Liability The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of June 30, 2025 and December 31, 2024, the amounts corresponding to such actuarial liability were R$ 1,944,820 and R$ 1,931,145, respectively. Of the total paid, the São Paulo State reimburses approximately 50%. For detailed information on additional retirement and pension benefits, see Note 23. (b) Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA) The Company has agreements with entities related to the São Paulo State Government that benefit them with a 25% tariff discount when they are not in default. These agreements provide for the implementation of PURA, which aims to reduce water consumption. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (c) Guarantees The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17. (d) Non-operating assets As of June 30, 2025 and December 31, 2024, the Company had an amount of R$ 3,613 related to land and lent structures under free lease agreements. (e) SABESPREV The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. As of December 31, 2024, this plan had a surplus of R$ 132,244, not recorded in assets. See further details in Note 24 to the Financial Statements as of December 31, 2024. (f) Key Management Personnel Compensation In the periods from April to June and from January to June 2025, expenses related to the compensation of key management compensation expenses totaled R$ 13,119 and R$ 14,876, respectively (from April to June and from January to June 2024 – R$ 2,543 and R$ 4,908, respectively). In the same period, additional amounts of R$ 5,512 and R$ 5,887, respectively (from April to June and from January to June 2024 – R$ 540 and R$ 1,080, respectively) were recorded referring to the provision for profit sharing. (g) Loan agreement through credit facility Águas de Andradina As of June 30, 2025, the balance of principal and interest of this agreement was R$ 4,323, recorded under “Other assets” in current assets (R$ 4,007 in current assets as of December 31, 2024), at DI + 3% p.a. This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. See further details in Note 11. SABESP Olímpia The Company signed a loan agreement with subsidiary Sabesp Olímpia S/A, making available the necessary funds for the payment of the Fixed Concession Fee to the Municipality, which was a prerequisite for the signing of the water and sewage concession agreement. The loan agreement, of R$ 170,981, was used for capital increase in SABESP Olímpia in the first quarter of 2025. (h) FEHIDRO The Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services. As of June 30, 2025, the balance of these financings was R$ 1,895, recorded under the “Other” line in borrowings and financing (R$ 2,799 as of December 31, 2024). SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (i) Privatization According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, the services of independent audit firms, law firms, opinions, or specialized studies necessary for the privatization. The amount to be reimbursed by the São Paulo State as of June 30, 2025 was R$ 99,726, recorded under “Other assets” (R$ 99,653 as of December 31, 2024). (j) Equatorial S.A. In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of June 30, 2025, there were no balances receivable or payable from or to Equatorial S.A. 11 Investments The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)), except SABESP Olímpia and SABESP Luxembourg, in which the Company holds a stake of 100% and meets the control requirements, thus consolidating these companies according to the Accounting Policy described in Note 3.1 of the Annual Financial Statements as of December 31, 2024. The following are events in the quarter that are related to investees: SABESP Luxembourg (“SABESP Lux”) As of May 8, 2025, SABESP Lux S.à r.l. (“SABESP Lux”) was incorporated in Luxembourg, which is fully controlled by SABESP, with capital of US$ 100,000. In this context, SABESP Lux will act as a strategic vehicle for raising funds in the international market, and for managing international financial assets and liabilities, contributing to the optimization of SABESP's capital structure. As of July 17, 2025, SABESP, as the sole shareholder of SABESP Lux, carried out a capital increase of US$ 1,000,000. No new shares had to be issued for the capital increase that was recorded directly in the capital of SABESP Lux. Acquisition of investees Andradina and Castilho As of May 28, 2025, SABESP entered into a Share Purchase and Sale Agreement and Other Covenants with Iguá Saneamento S.A. (“Iguá”) for the acquisition of common shares equivalent to 70% of the capital of each of the companies Águas de Andradina S.A. and Águas de Castilho S.A. that, added to the equity interests previously held by SABESP, totals 100% of the corporate capital of these companies. In July 2025, the transaction was approved by the Administrative Council for Economic Defense (CADE); however, certain SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated conditions precedent are still pending to this date. The companies Andradina and Castilho have as their corporate purpose the provision of public water and sewage services and are the holders of concession contracts for the operation of the public water supply and sewage service in the municipalities of Andradina and Castilho, in the State of São Paulo. Both contracts are mature, with universalized services and jointly serve a population of approximately 81,891 inhabitants. The Company holds equity interest valued under the equity method in the following investees: Equity Capital Increase Dividends Profit (loss) for the Period Equity Interest Percentage June 30, 2025 December 31, 2024 January to June 2025 January to June 2025 January to June 2025 (*) January to June 2024 June 30, 2025 December 31, 2024 Sesamm 85,226 75,307 - - 9,919 - 8,850 36% 36% Águas de Andradina 38,810 37,959 - (1,173) 2,024 - 2,913 30% 30% Águas de Castilho 11,306 8,782 - (890) 3,414 - 1,179 30% 30% Attend Ambiental 46,968 55,162 - (29,428) 21,234 - 8,605 45% 45% Aquapolo Ambiental 137,420 116,688 - - 20,732 - 19,343 49% 49% Paulista Geradora de Energia 23,881 27,004 - - (403) (2,720) (1,946) 25% 25% Cantareira SP Energia 10,658 10,613 - - 45 - 83 49% 49% Barueri Energia Renovável 253,247 251,420 - - (1,503) 3,330 (1,328) 20% 20% Infranext 4,154 4,154 - - - - (545) 45% 45% SABESP Luxembourg (**) 473 - 570 - (75) - - 100% - SABESP Olímpia 156,670 (16,766) 170,981 - 2,455 - (6,674) 100% 100% (*) The amount presented refers to changes in the equity of the investee, as its quarterly information for the period ended December 31, 2024 was issued after the disclosure of SABESP’s Financial Statements. (**) The difference of R$ 22 in changes in Equity is due to cumulative translation adjustments, as described in Note 2 (a). The balances of investments and the respective changes are as follows: Individual Investments Capital Contribution Dividends Comprehensive Income Reclassification (**) Equity Accounting June 30, 2025 December 31, 2024 January to June 2025 January to June 2025 January to June 2025 January to June 2025 January to June 2025 (*) January to June 2024 Sesamm 30,681 27,111 - - - - 3,570 - 3,186 Águas de Andradina 11,643 11,387 - (352) - - 608 - 874 Águas de Castilho 3,392 2,635 - (267) - - 1,024 - 354 Attend Ambiental 21,136 24,824 - (13,243) - - 9,555 - 3,872 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Aquapolo Ambiental 67,336 57,178 - - - - 10,158 - 9,478 Paulista Geradora de Energia 5,970 6,750 - - - - (100) (680) (486) Cantareira SP Energia 5,223 5,194 - - - - 23 6 41 Barueri Energia Renovável 50,650 50,285 - - - - (301) 666 (267) Infranext (***) - - - - - - - - (245) SABESP Luxembourg 473 - 570 - (22) - (75) - - SABESP Olímpia 156,671 - 170,981 - - (16,765) 2,455 - (6,674) Total 353,175 185,364 171,551 (13,862) (22) (16,765) 26,917 (8) 10,133 Barueri Energia Renovável - Fair Value 23,888 24,340 Other investments 6,096 6,099 Total 383,159 215,803 (*) The amount presented refers to changes in the equity of the investees, as its Financial Statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s Financial Statements. (**) The amount of the investee was reclassified to investments. (***) The investee is under divestment process. Consolidated Investments Capital Contribution Dividends Equity Accounting June 30, 2025 December 31, 2024 January to June 2025 January to June 2025 January to June 2025 (*) January to June 2024 Sesamm 30,681 27,111 - - 3,570 - 3,186 Águas de Andradina 11,643 11,387 - (352) 608 - 874 Águas de Castilho 3,392 2,635 - (267) 1,024 - 354 Attend Ambiental 21,136 24,824 - (13,243) 9,555 - 3,872 Aquapolo Ambiental 67,336 57,178 - - 10,158 - 9,478 Paulista Geradora de Energia 5,970 6,750 - - (100) (680) (486) Cantareira SP Energia 5,223 5,194 - - 23 6 41 Barueri Energia Renovável 50,650 50,285 - - (301) 666 (267) Infranext (***) - - - - - - (245) Total 196,031 185,364 - (13,862) 24,537 (8) 16,807 Barueri Energia Renovável - Fair Value 23,888 24,340 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Other investments 6,096 6,099 Total 226,015 215,803 (*) The amount presented refers to changes in the equity of the investees, as its Financial Statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s Financial Statements. (**) The investee is in the process of divestment. 12 Investment properties Individual and Consolidated December 31, 2024 Transfer Depreciation June 30, 2025 Investment properties 46,630 (32,165) (12) 14,453 As of June 30, 2025, the market value of these properties was approximately R$ 220,847 (R$ 452,700 as of December 31, 2024). Individual and Consolidated December 31, 2023 Depreciation June 30, 2024 Investment properties 46,678 (24) 46,654 13 Contract assets Individual December 31, 2024 Additions (i) Transfers Transfers of works to intangible assets (ii) June 30, 2025 (iii) Contract Asset 4,872,410 6,359,931 3 (2,154,811) 9,077,533 Consolidated December 31, 2024 Additions (i) Transfers Transfers of works to intangible assets (ii) June 30, 2025 (iii) Contract Asset 4,877,667 6,362,605 3 (2,154,811) 9,085,464 (i) The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated totaling R$ 2,708 million, R$ 782 million, and R$ 218 million, respectively. (ii) The largest transfers in the period were located in the municipalities of São Paulo, Peruíbe and Guarulhos, totaling R$ 965 million, R$ 182 million, and R$ 115 million, respectively. (iii) The largest works were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, totaling R$ 2,908 million, R$ 1,085 million, and R$ 261 million, respectively. As of June 30, 2025 and June 30, 2024, the contract asset had no amounts recognized as right-of-use leases. Individual December 31, 2023 Additions Transfers Transfers of works to intangible assets June 30, 2024 Contract Asset 7,393,096 2,585,483 1,960 (2,237,765) 7,742,774 Consolidated December 31, 2023 Additions Transfers Transfers of works to intangible assets June 30, 2024 Contract Asset 7,393,096 2,587,847 1,960 (2,237,765) 7,745,138 (a) Capitalization of interest and other finance charges The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets during the construction period. From January to June 2025, the Company capitalized R$ 408,078 (R$ 269,130 from January to June 2024). (b) Expropriations As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court. The costs of such expropriations are recorded in the contract asset during the execution of the works. From April to June and from January to June 2025, the total amount referring to expropriations was R$ 3,245 and R$ 17,691, respectively (from April to June and from January to June 2024 – R$ 5,524 and R$ 12,274, respectively). 14 Intangible assets (a) Statement of financial position details Individual June 30, 2025 December 31, 2024 Cost Amortization Net Cost Amortization Net Intangible assets arising from: SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Concession agreements - other 113,832 (55,119) 58,713 112,456 (52,964) 59,492 Contract Commitments 4,437,857 (652,335) 3,785,522 4,437,857 (588,098) 3,849,759 Concession Agreement - URAE-1 63,574,411 (22,951,262) 40,623,149 62,042,186 (22,085,992) 39,956,194 Software license of use 1,597,973 (1,028,500) 569,473 1,570,845 (932,558) 638,287 Right of use – other assets 240,646 (152,886) 87,760 240,106 (115,370) 124,736 Total 69,964,719 (24,840,102) 45,124,617 68,403,450 (23,774,982) 44,628,468 Consolidated June 30, 2025 December 31, 2024 Cost Amortization Net Cost Amortization Net Intangible assets arising from: Concession agreements – new contracts 148,000 (7,811) 140,189 148,000 (5,344) 142,656 Concession agreements - others 113,832 (55,119) 58,713 112,456 (52,964) 59,492 Contract Commitments 4,437,857 (652,335) 3,785,522 4,437,857 (588,098) 3,849,759 Concession Agreement - URAE-1 63,574,411 (22,951,262) 40,623,149 62,042,186 (22,085,992) 39,956,194 Software license of use 1,597,973 (1,028,500) 569,473 1,570,845 (932,558) 638,287 Right of use – other assets 240,646 (152,886) 87,760 240,106 (115,370) 124,736 Total 70,112,719 (24,847,913) 45,264,806 68,551,450 (23,780,326) 44,771,124 (b) Changes Individual December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Asset June 30, 2025 Intangible assets arising from: Concession agreements - others 59,492 - 1,349 24 - (2,152) - 58,713 Contract Commitments 3,849,759 - - - - (64,237) - 3,785,522 Concession Agreement URAE-1 (*) 39,956,194 1,865 2,126,334 18,221 (2,708) (902,275) (574,482) 40,623,149 Software license of use 638,287 - 27,128 - - (95,942) - 569,473 Right of use – Other assets 124,736 541 - - - (37,517) - 87,760 Total 44,628,468 2,406 2,154,811 18,245 (2,708) (1,102,123) (574,482) 45,124,617 Consolidated December 31, 2024 Additions (i) Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Asset June 30, 2025 Intangible assets arising from: Concession agreements – new contracts 142,656 - - - - (2,467) - 140,189 Concession agreements - others 59,492 - 1,349 24 - (2,152) - 58,713 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Contract Commitments 3,849,759 - - - - (64,237) - 3,785,522 Concession Agreement URAE-1 (*) 39,956,194 1,865 2,126,334 18,221 (2,708) (902,275) (574,482) 40,623,149 Software license of use 638,287 - 27,128 - - (95,942) - 569,473 Right of use – other assets 124,736 541 - - - (37,517) - 87,760 Total 44,771,124 2,406 2,154,811 18,245 (2,708) (1,104,590) (574,482) 45,264,806 (*) As of June 30, 2025, the line URAE-1 concession agreement included leases totaling R$ 320,509 (R$ 338,740 as of December 31, 2024). Individual December 31, 2023 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization June 30, 2024 Intangible assets arising from: Concession agreements – equity value (*) 506,117 - 13,216 (11,790) (21) (10,602) 496,920 Concession agreements – economic value 637,760 (180) 13,005 (40) - (74,145) 576,400 Program contracts (*) 20,684,497 - 1,392,259 628 (1,020) (606,406) 21,469,958 Program contracts – commitments 1,212,026 - - - - (26,483) 1,185,543 Service contracts – São Paulo 20,193,585 - 801,993 (7,995) (1,327) (715,912) 20,270,344 Software license of use 513,224 12,502 17,292 1 - (69,754) 473,264 Right of use – Other assets 118,060 80,303 - - (46) (39,152) 159,165 Total 43,865,269 92,625 2,237,765 (19,196) (2,414) (1,542,454) 44,631,594 Consolidated December 31, 2023 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization June 30, 2024 Intangible assets arising from: Concession agreements – equity value (*) 506,117 - 13,216 (11,790) (21) (10,602) 496,920 Concession agreements – economic value 637,760 (180) 13,005 (40) - (74,145) 576,400 Concession agreements – new contracts 147,589 - - - - (2,467) 145,122 Program contracts (*) 20,684,497 - 1,392,259 628 (1,020) (606,406) 21,469,958 Program contracts – commitments 1,212,026 - - - - (26,483) 1,185,543 Service contracts – São Paulo 20,193,585 - 801,993 (7,995) (1,327) (715,912) 20,270,344 Software license of use 513,224 12,502 17,292 1 - (69,754) 473,265 Right of use – Other assets 118,060 80,303 - - (46) (39,152) 159,165 Total 44,012,858 92,625 2,237,765 (19,196) (2,414) (1,544,921) 44,776,717 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (*) As of June 30, 2024, the lines Concession agreements – equity value, and Program Contracts included leases totaling R$ 38,588 and R$ 317,890 (R$ 43,738 and R$ 330,941 as of December 31, 2023), respectively. (c) Public-Private Partnership - PPP SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004. The amounts recorded in intangible assets, item Concession agreements URAE-1, are shown in the table below: Individual and Consolidated June 30, 2025 December 31, 2024 Alto Tietê 210,960 219,096 São Lourenço 2,301,318 2,386,192 Total 2,512,278 2,605,288 As of June 30, 2025 and December 31, 2024, the obligations assumed by the Company are as follows: Individual and Consolidated June 30, 2025 December 31, 2024 Current Liabilities Noncurrent Liabilities Total liabilities Current Liabilities Noncurrent Liabilities Total liabilities São Lourenço 460,781 2,872,892 3,333,673 452,323 2,853,896 3,306,219 The chart below shows expenses with Public-Private Partnership from January to June 2025, compared to the figures reported in the same period in 2024: Individual and Consolidated June 30, 2025 June 30, 2024 São Lourenço General supplies 10,483 9,882 Outsourced services 22,121 20,852 General expenses 2,897 2,731 Amortization 84,874 84,157 Financial Expenses 266,894 222,752 Total 387,269 340,374 As of June 30, 2025, the line Amortization referring to Alto Tietê PPP included R$ 8,137 (R$ 25,545 as of June 30, 2024), respectively. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (d) Amortization of intangible assets The average amortization rate was 2.6% and 5.2% as of June 30, 2025 and 2024, respectively. The decrease is due to the signing of the new agreement with URAE-1, which is valid until October 19, 2060 resulting in the increase in the amortization deadline and, consequently, in the application of a new amortization rate. (e) Leases and right of use Individual and Consolidated Nature June 30, 2025 December 31, 2024 Leases - Concession Agreement URAE-1 Cost 588,534 588,534 Accumulated amortization (268,025) (249,794) (=) Net 320,509 338,740 Right of use - Other assets Vehicles 198,451 216,431 Real Properties 21,816 22,098 Equipment 1,532 1,577 Accumulated amortization (152,957) (115,370) (=) Net 68,842 124,736 Total - Leases and Right of use 389,351 463,476 The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17 to the 2024 Annual Financial Statements. The table below shows the impact on the Company’s profit or loss: Individual and Consolidated June 30, 2025 June 30, 2024 Right of use amortization (55,748) (48,250) Financial result – interest expense and inflation adjustment (68,725) (64,876) Expenses of short-term and low-value leases (14,786) (12,058) Decrease in profit for the period (139,259) (125,184) (f) Performance Agreements The accounting balances of current agreements recorded in the contract assets and intangible assets are as follows: SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Individual and Consolidated June 30, 2025 December 31, 2024 Contract asset 497,972 380,204 Intangible assets 1,840,511 1,933,347 Total 2,338,483 2,313,551 As of June 30, 2025 and December 31, 2024, the obligations assumed by the Company are as follows: Individual and Consolidated June 30, 2025 December 31, 2024 Current Liabilities Noncurrent Liabilities Total liabilities Current Liabilities Noncurrent Liabilities Total liabilities Performance Agreements 267,189 99,795 366,984 287,109 137,441 424,550 15 Financial Asset (indemnity) With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments not fully amortized by the end of the agreement must be compensated. The impacts of Income Tax and Social Contribution and PIS and Cofins are deferred until the time of their realization. The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows: Individual and Consolidated December 31, 2024 Transfer of Intangible Assets (a) Financial Asset Restatement (b) June 30, 2025 Financial Asset Concession Agreement - URAE-1 17,601,626 574,482 692,436 18,868,544 (a) Correspond to transfers (bifurcation) of intangible assets to the financial asset of the concession, which were previously recognized at their cost; (b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 16 Property, plant and equipment (a) Statement of financial position details Individual and Consolidated June 30, 2025 December 31, 2024 Cost Depreciation Net Annual average rate Cost Depreciation Net Annual average rate Lands 94,443 - 94,443 - 94,751 - 94,751 - Buildings 136,386 (48,147) 88,239 2.1% 135,357 (47,035) 88,322 2.4% Equipment 523,341 (342,704) 180,637 11.6% 502,967 (331,092) 171,875 13.9% Transportation equipment 92,366 (14,271) 78,095 9.7% 35,224 (11,624) 23,600 10.2% Furniture and fixtures 43,975 (17,793) 26,182 6.7% 41,378 (17,778) 23,600 6.7% Others 181,910 (9,519) 172,391 6.6% 164,503 (5,103) 159,400 6.6% Total 1,072,421 (432,434) 639,987 8.2% 974,180 (412,632) 561,548 9.6% (b) Changes Individual and Consolidated December 31, 2024 Additions Transfers Write-offs and disposals Depreciation June 30, 2025 Lands 94,751 62 (370) - - 94,443 Buildings 88,322 1,587 (619) - (1,051) 88,239 Equipment 171,875 15,232 7,492 (74) (13,888) 180,637 Transportation equipment 23,600 52,823 4,195 - (2,523) 78,095 Furniture and fixtures 23,600 1,278 1,950 (89) (557) 26,182 Others 159,400 16,027 1,269 - (4,305) 172,391 Total 561,548 87,009 13,917 (163) (22,324) 639,987 Individual and Consolidated December 31, 2023 Additions Transfers Write-offs and disposals Depreciation June 30, 2024 Lands 94,228 - 33 - - 94,261 Buildings 80,946 1,327 (675) - (958) 80,640 Equipment 130,187 13,169 6,440 (195) (14,410) 135,191 Transportation equipment 4,241 - 6 - (291) 3,956 Furniture and fixtures 25,173 505 (640) (9) (1,064) 23,965 Others 139,784 21,508 688 - (1,557) 160,423 Total 474,559 36,509 5,852 (204) (18,280) 498,436 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 17 Borrowings and financing June 30, 2025 December 31, 2024 Financial institution Current Noncurrent Total Current Noncurrent Total Local currency 22nd debenture issue - - - 179,350 - 179,350 23rd debenture issue 125,000 124,411 249,411 125,000 249,354 374,354 24th debenture issue - 556,350 556,350 - 538,606 538,606 26th debenture issue - 1,417,996 1,417,996 - 1,371,685 1,371,685 27th debenture issue 199,764 299,455 499,219 199,590 299,391 498,981 28th debenture issue 444,100 627,453 1,071,553 444,100 626,762 1,070,862 29th debenture issue 250,000 1,136,430 1,386,430 250,000 1,107,523 1,357,523 30th debenture issue 125,000 623,524 748,524 125,000 748,405 873,405 31st debenture issue - 2,935,990 2,935,990 - 2,934,936 2,934,936 32nd debenture issue - 2,497,233 2,497,233 - 2,496,521 2,496,521 33rd debenture issue 87,164 3,688,912 3,776,076 - - - Brazilian Federal Savings Bank 129,880 1,553,542 1,683,422 123,495 1,559,847 1,683,342 Brazilian Development Bank - BNDES PAC II 9751 7,428 5,529 12,957 7,348 9,131 16,479 Brazilian Development Bank - BNDES PAC II 9752 5,032 3,774 8,806 4,978 6,223 11,201 Brazilian Development Bank - BNDES ONDA LIMPA - - - 6,855 - 6,855 Brazilian Development Bank – BNDES TIETÊ III 204,599 357,994 562,593 202,398 455,333 657,731 Brazilian Development Bank - BNDES 2015 34,810 315,014 349,824 34,436 328,772 363,208 Brazilian Development Bank - BNDES 2014 6,767 255 7,022 6,694 3,552 10,246 Inter-American Development Bank – IDB 2202 181,349 1,713,025 1,894,374 181,349 1,803,222 1,984,571 Inter-American Development Bank – IDB INVEST 57,460 287,913 345,373 44,300 771,201 815,501 Inter-American Development Bank – IDB INVEST 2022 18,800 410,425 429,225 18,800 419,697 438,497 Inter-American Development Bank – IDB INVEST 2023 18,800 422,045 440,845 16,450 431,410 447,860 International Finance Corporation - IFC 2022 38,000 662,084 700,084 34,200 680,626 714,826 International Finance Corporation - IFC 2023 15,000 968,316 983,316 10,000 977,574 987,574 International Finance Corporation - IFC 2024 - 1,049,157 1,049,157 - 1,048,579 1,048,579 Leases (Concession Agreements, Program Contracts, and Contract Asset) 108,641 211,735 320,376 108,533 208,611 317,144 Leases (others) 99,536 14,749 114,285 97,657 53,267 150,924 Others 1,363 532 1,895 1,868 931 2,799 Interest and Other Charges 809,346 - 809,346 548,372 - 548,372 Total in local currency 2,967,839 21,883,843 24,851,682 2,770,773 19,131,159 21,901,932 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated In foreign currency Inter-American Development Bank - IDB 1212 – US$ 5,139 thousand 28,044 - 28,044 63,645 - 63,645 Inter-American Development Bank - IDB 4623 – US$ 168,032 thousand 48,261 840,241 888,502 25,577 919,189 944,766 International Bank for Reconstruction and Development – BIRDs 7662 and 8916 – US$ 154,770 thousand 33,233 795,048 828,281 37,707 793,697 831,404 JICA 15 – Yen 5,182,935 thousand 46,949 152,668 199,617 47,710 181,946 229,656 JICA 18 – Yen 4,662,720 thousand 40,294 137,178 177,472 40,462 163,491 203,953 JICA 17 – Yen 3,031,308 thousand 16,252 103,117 119,369 16,414 113,216 129,630 JICA 19 – Yen 21,762,216 thousand 91,581 761,542 853,123 99,168 821,749 920,917 International Finance Corporation – IFC B Loan – US$ 350,000 thousand - 1,895,966 1,895,966 - - - International Finance Corporation – IFC B Loan – Euro 220,000 thousand - 1,393,285 1,393,285 - - - Interest and Other Charges 48,206 - 48,206 32,394 - 32,394 Total in foreign currency 352,820 6,079,045 6,431,865 363,077 2,993,288 3,356,365 Total borrowings and financing 3,320,659 27,962,888 31,283,547 3,133,850 22,124,447 25,258,297 Exchange rate as of June 30, 2025: US$ – R$ 5.4571; Yen – R$ 0.03785; Euro – R$ 6.4230 (as of December 31, 2024: US$ – R$ 6.1923; Yen – R$ 0.03947; EUR – R$ 6.4363). As of June 30, 2025, the Company had no balances of borrowings and financing raised during the year and maturing in up to 12 months. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Balance due on borrowings and financing at Fair Value Individual and Consolidated June 30, 2025 December 31, 2024 Amortized Cost Adjustment Fair Value Total Amortized Cost Adjustment Fair Value Total 33rd debenture issue (series 2 and 3) 2,711,466 87,164 2,798,630 - - - Interest and other charges 77,981 - 77,981 - - - Total in Brazilian currency 2,789,447 87,164 2,876,611 - - - JICA 15 – ¥ 5,182,935 thousand 196,288 3,329 199,617 227,432 2,224 229,656 JICA 18 – ¥ 4,662,720 thousand 176,397 1,075 177,472 204,388 (435) 203,953 JICA 17 – ¥ 3,031,308 thousand 114,044 5,325 119,369 124,619 5,011 129,630 JICA 19 – ¥ 21,762,216 thousand 822,342 30,781 853,123 893,329 27,588 920,917 Interest and Other Charges 7,328 - 7,328 8,363 - 8,363 Total in foreign currency 1,316,399 40,510 1,356,909 1,458,131 34,388 1,492,519 Total 4,105,846 127,674 4,233,520 1,458,131 34,388 1,492,519 See more information in Notes 4.1 (d) and 4.4. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Characteristics of contracts In Brazilian currency Guarantees Maturity Annual interest rate Inflation adjustment 22nd debenture issue Own funds 2025 CDI + 0.58% (1st series) and CDI+ 0.90% (2nd series) and 6.0% (3rd series) IPCA (3rd series) 23rd debenture issue Own funds 2027 CDI + 0.49% (1st series) and CDI+ 0.63% (2nd series) 24th debenture issue Own funds 2029 3.20% (1st series) and 3.37% (2nd series) IPCA (1st and 2nd series) 26th debenture issue Own funds 2030 4.65% (1st series) and 4.95% (2nd series) IPCA (1st and 2nd series) 27th debenture issue Own funds 2027 CDI + 1.60% (1st series) and CDI+ 1.80% (2nd series) and 2.25% (3rd series) 28th debenture issue Own funds 2028 CDI + 1.20% (1st series) and CDI+ 1.44% (2nd series) and 1.60% (3rd series) 29th debenture issue Own funds 2036 CDI + 1.29% (1st series) and 5.3058% (2nd series) and 5.4478% (3rd series) IPCA (2nd and 3rd series) 30th debenture issue Own funds 2029 CDI + 1.30% (1st series) and CDI+ 1.58% (2nd series) 31st debenture issue Own funds 2034 CDI +0.49% (1st series) and CDI+1.10% (2nd series) and CDI+1.31% (3rd series) 32nd debenture issue Own funds 2026 CDI + 0.30% 33rd debenture issue (*) Own funds 2040 CDI + 0.51% (1st series) and 7.5485% (2nd series) and 7.3837% (3rd series) IPCA (2nd and 3rd series) Brazilian Federal Savings Bank Own funds 2025 to 2042 5% to 9.5% TR Brazilian Development Bank - BNDES PAC II 9751 Own funds 2027 Long-term interest rate (TJLP) + 1.72% Brazilian Development Bank - BNDES PAC II 9752 Own funds 2027 Long-term interest rate (TJLP) + 1.72% Brazilian Development Bank - BNDES ONDA LIMPA Own funds 2025 Long-term interest rate (TJLP) + 1.92% Brazilian Development Bank – BNDES TIETÊ III Own funds 2028 Long-term interest rate (TJLP) + 1.66% Brazilian Development Bank - BNDES 2015 Own funds 2035 Long-term interest rate (TJLP) + 2.18% Brazilian Development Bank - BNDES 2014 Own funds 2026 Long-term interest rate (TJLP) + 1.76% SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Inter-American Development Bank – IDB 2202 Federal Government 2035 CDI + 0.86% Inter-American Development Bank – IDB INVEST Own funds 2034 CDI + 1.90% and CDI + 2.70% Inter-American Development Bank – IDB INVEST 2022 Own funds 2036 CDI + 2.50% Inter-American Development Bank – IDB INVEST 2023 Own funds 2036 CDI + 0.50% International Finance Corporation - IFC 2022 Own funds 2032 CDI + 2.00% International Finance Corporation - IFC 2023 Own funds 2033 CDI+2% International Finance Corporation - IFC 2024 Own funds 2034 CDI+0.3735% Fehidro Own funds 2035 3% Leasing (Concession Agreement, Program Contracts and Contract Assets) 2035 7.73% to 10.12% Consumer Price Index (IPC) Leases (others) 2042 9.74% to 15.24% In foreign currency Guarantees Maturity Annual interest rate Exchange rate changes Hedge Cost Inter-American Development Bank - IDB 1212 – US$ 5,139 thousand Federal Government 2025 SOFR +5.34% US$ DI -0.47% p.a. Inter-American Development Bank - IDB 4623 – US$ 168,032 thousand Federal Government 2044 SOFR + 6.50940% US$ DI -0.06% p.a. International Bank for Reconstruction and Development – BIRDs 7662 and 8916 – US$ 154,770 thousand Federal Government 2048 SOFR + 5.89% and 6.99% US$ DI -0.66% p.a. and DI +0.41% p.a. JICA 15 – Yen 5,182,935 thousand Federal Government 2029 1.8% and 2.5% Yen DI +0.82% p.a. JICA 18 – Yen 4,662,720 thousand Federal Government 2029 1.8% and 2.5% Yen DI +0.79% p.a. JICA 17 – Yen 3,031,308 thousand Federal Government 2035 1.2% and 0.01% Yen DI -0.25% p.a. JICA 19 – Yen 21,762,216 thousand Federal Government 2037 1.7% and 0.01% Yen DI +0.32% p.a. International Finance Corporation – IFC B Loan – US$ 350,000 thousand Own funds 2030 SOFR + 1.80% EUR DI + 0.85% International Finance Corporation – IFC B Loan – EUR 220,000 thousand Own funds 2030 EURIBOR + 1.85% US$ DI + 1.20% (*) In February 2025, interest rate swap transactions were entered into for the 2nd series of the 33rd issuance of debentures whose the index was changed from IPCA + 7.5485% p.a. to DI - 0.34% p.a. and for the 3rd series of the 33rd issuance of debentures the index was changed from IPCA + 7.3837% p.a. to DI - 0.45% p.a. SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Payment schedule – accounting balances as of June 30, 2025: Payment Schedule Individual and Consolidated July to December 2025 2026 2027 2028 2029 2030 2031 to 2044 TOTAL Local currency Debentures 981,027 3,725,967 1,446,357 684,994 1,335,435 1,302,478 5,662,524 15,138,782 Brazilian Federal Savings Bank 63,958 133,869 142,207 150,929 156,968 154,769 880,722 1,683,422 BNDES 129,319 255,509 242,483 85,906 34,810 34,810 158,365 941,202 IDBs - National 122,734 307,349 289,669 359,999 328,442 265,949 1,435,675 3,109,817 IFCs 24,000 64,450 91,400 147,450 218,700 335,000 1,851,557 2,732,557 Leases 71,737 85,362 36,776 35,617 31,798 173,371 - 434,661 Others 858 657 304 76 - - - 1,895 Interest and Other Charges 809,346 - - - - - - 809,346 Total in local currency 2,202,979 4,573,163 2,249,196 1,464,971 2,106,153 2,266,377 9,988,843 24,851,682 Foreign currency IDB 52,175 48,261 48,261 48,261 48,261 48,261 623,066 916,546 BIRD 16,616 33,233 33,233 33,233 47,220 61,207 603,539 828,281 JICA 121,713 162,407 162,407 162,407 162,319 79,569 498,759 1,349,581 IFCs - - - - 1,661,523 1,627,728 - 3,289,251 Interest and Other Charges 48,206 - - - - - - 48,206 Total in foreign currency 238,710 243,901 243,901 243,901 1,919,323 1,816,765 1,725,364 6,431,865 Overall Total 2,441,689 4,817,064 2,493,097 1,708,872 4,025,476 4,083,142 11,714,207 31,283,547 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Changes Individual and Consolidated December 31, 2024 Addition Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment and exchange rate changes Fair value Inflation adjustme nt / Exchange rate change - Capitalize d Exchange rate change reclass. OCI Interest paid Amortization Accrued interest Provision for interest and charges - capitalized Provision for interest/rates – Reclassification to OCI Expenses with borrowing costs June 30, 2025 Local currency Debentures 12,062,023 - 3,700,000 (88,917) 132,961 87,164 31,216 - (552,483) (430,237) 614,125 178,051 - 10,280 15,744,183 Brazilian Federal Savings Bank 1,688,057 - 58,297 - 12,494 - 2,915 - (65,533) (73,626) 53,167 12,369 - - 1,688,140 BNDES 1,069,075 - - - 7,986 - 2,802 - (38,864) (135,452) 28,442 9,814 - 131 943,934 IDB 2202 2,059,283 - - - - - - - (122,523) (90,674) 82,483 52,213 - 478 1,981,260 IDB INVEST 2020 855,380 - - - - - - - (56,208) (473,000) 31,502 2,970 - 2,872 363,516 IFC 2022 733,858 - - - - - - - (50,108) (15,200) 22,773 30,456 - 458 722,237 IFC 2023 1,013,313 - - - - - - - (67,841) (5,000) 29,199 42,975 - 741 1,013,387 IFC 2024 1,058,747 - - - - - - - (48,196) - 27,440 40,333 - 578 1,078,902 IDB INVEST 2022 450,385 - - - - - - - (29,488) (7,050) 33,943 - - 35 447,825 IDB INVEST 2023 440,947 - - - - - - - (33,575) (9,400) 33,647 - - 128 431,747 Leases (Concession, Program Contracts and Contract Assets) 317,144 - - - - - - - (22,710) - 25,942 - - - 320,376 Leases (Other) 150,924 541 - - - - - - (52,035) - 14,855 - - - 114,285 Others 2,796 - - - - - - - (36) (905) 34 1 - - 1,890 Total in Brazilian currency 21,901,932 541 3,758,297 (88,917) 153,441 87,164 36,933 - (1,139,600) (1,240,544) 997,552 369,182 - 15,701 24,851,682 Foreign currency BIDs 1,017,833 - 64,620 (2,003) - - - (124,204) (26,440) (30,986) - - 24,199 708 923,727 BIRD 846,017 - 118,120 (1,308) - - - (102,605) (21,883) (17,662) - 167 21,569 333 842,748 JICA 1,492,515 - - - (60,523) 6,125 1,360 - (11,373) (81,418) 9,589 436 - 24 1,356,735 IFCs - - 3,372,828 (34,095) - - - (49,783) - - - - 19,403 302 3,308,655 Total in foreign currency 3,356,365 - 3,555,568 (37,406) (60,523) 6,125 1,360 (276,592) (59,696) (130,066) 9,589 603 65,171 1,367 6,431,865 Overall Total 25,258,297 541 7,313,865 (126,323) 92,918 93,289 38,293 (276,592) (1,199,296) (1,370,610) 1,007,141 369,785 65,171 17,068 31,283,547 SABESP Notes to the Interim Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Changes Individual and Consolidated December 31, 2023 Addition - lease Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment / exchange rate change and incorporated interest - Capitalized Interest paid Amortizations Accrued interest Provision for interest and charges - Capitalized Expenses with borrowing costs June 30, 2024 Local currency Debentures 7,534,818 - 2,940,478 (7,909) 70,056 16,138 (290,862) (871,246) 341,892 80,089 7,057 9,820,511 Brazilian Federal Savings Bank 1,621,014 - 97,832 - 4,623 1,152 (63,154) (54,139) 50,769 12,523 - 1,670,620 BNDES 1,341,472 - - - 2,448 1,186 (49,371) (140,649) 33,017 15,570 119 1,203,792 IDB 2202 2,252,742 - - - - - (132,871) (90,674) 67,512 52,640 478 2,149,827 IDB INVEST 2020 900,367 - - - - - (61,148) (18,670) - 54,782 331 875,662 IFC 2022 757,297 - - - - - (48,744) (11,400) 19,629 26,834 458 744,074 IFC 2023 1,006,642 - - (528) - - (56,058) - 25,693 34,712 711 1,011,172 IDB INVEST 2022 454,543 - - - - - (30,006) (7,050) 29,791 - 128 447,406 IDB INVEST 2023 464,131 - - - - - (30,266) (7,050) 30,127 - 35 456,977 Leases (Concession, Program Contracts and Contract Assets) 309,210 - - - - - (44,136) (5,349) 54,834 - - 314,559 Leasies (Others) 142,300 80,303 - - - - - (71,115) 30,377 - - 181,865 Others 5,923 - - - 7 - (142) (4,958) 126 1 32 989 Total in local currency 16,790,459 80,303 3,038,310 (8,437) 77,134 18,476 (806,758) (1,282,300) 683,767 277,151 9,349 18,877,454 Foreign currency IDB 819,455 - - (1,953) 120,752 - (27,698) (25,361) 29,134 - 604 914,933 BIRD 515,015 - 53,213 (1,321) 78,047 1 (16,507) (15,133) 19,935 37 287 633,574 JICA 1,411,421 - - - 10,922 171 (11,220) (71,271) 10,427 294 103 1,350,847 Total in foreign currency 2,745,891 - 53,213 (3,274) 209,721 172 (55,425) (111,765) 59,496 331 994 2,899,354 Overall Total 19,536,350 80,303 3,091,523 (11,711) 286,855 18,648 (862,183) (1,394,065) 743,263 277,482 10,343 21,776,808 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (a) Main events in the six-month period ending as of June 30, 2025 IFC 2025: In June 2025, the Company raised R$ 3,373 million from the IFC with the following characteristics: Amount (Source Currency) Amount (R$) Rate Hedge Cost Maturity IFC B Loan US$ 350,000 1,973,650 SOFR + 1.80% p.a. DI + 0.85%% p.a. 2030 IFC B Loan EUR 220,000 1,399,178 EURIBOR + 1.85% p.a. DI + 1.20% p.a. 2030 Total 3,372,828 The agreed covenants are: Calculated quarterly, upon disclosure of quarterly information or annual financial statements: - Net debt in relation to adjusted EBITDA must be less than or equal to 3.50; - Adjusted EBITDA in relation to financial expenses paid must be equal to or higher than 2.35. They must be held for two (2) consecutive quarters or not during any period of four (4) consecutive quarters. (no remedy period applies in this case). Debentures 33rd debenture issue: As of February 05, 2025, the Company raised R$ 3,700 million from the 33rd issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics: Amount Rate Maturity Series 1 1,000,000 DI + 0.51% p.a. 2032 Series 2 1,400,000 IPCA + 7.55% p.a. 2035 Series 3 1,300,000 IPCA + 7.38% p.a. 2040 Total 3,700,000 The proceeds from the issue are being used to refinance financial commitments falling due in 2025 and to recompose and reinforce the cash position, as well as for investments to be made for the universalization of sanitation services. In February 2025, interest rate swaps were entered into for series 2 (changing from IPCA + 7.5485% p.a. to DI - 0.34% p.a.) and series 3 (changing from IPCA + 7.3837% p.a. to DI - 0.45% p.a.). The covenants agreed upon for the 33rd issue are: Calculated every quarter, when disclosing the quarterly information or annual financial statements: - Net debt/adjusted EBITDA lower than or equal to 3.50; - Adjusted EBITDA/paid financial expenses equal to or higher than 1.5; Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day remedy period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months prior the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures. 22nd debenture issue: In February 2025, the Company paid the final amortization of the 22nd debenture issue, of R$ 191,184, of which R$ 180,237 in principal and R$ 10,947 in interest. 30th debenture issue: In March 2025, the Company paid the partial amortization of the 30th debenture issue, of R$ 148,571, of which R$ 125,000 in principal and R$ 23,571 in interest. IDB INVEST 2020: In February 2025, the Company prepaid the long-term tranche in full, totaling R$ 492,119, R$ 459,740 of which in principal and R$ 32,379 in interest. Additionally, the spread of the medium-term tranche was renegotiated from DI + 1.90% to DI + 0.90%. BNDES In the period ended June 30, 2025, the Company paid the partial amortization of the contracts with BNDES (except for Onda Limpa, which was 100% amortized), of R$ 174.316, of which R$ 135.452 in principal and R$ 38.864 in interest. (b) Lease The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion. The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f). (c) Covenants The table below shows the most restrictive covenants as of June 30, 2025. Covenants Adjusted EBITDA/Adjusted Financial Expense Equal to or higher than 2.80 EBITDA /Financial Expense Paid Equal to or higher than 2.35 Adjusted Net Debt/Adjusted EBITDA Equal to or less than 3.80 Net Debt /Adjusted EBITDA Equal to or less than 3.50 Other Onerous Debt (1)/Adjusted EBITDA Equal to or less than 1.30 (1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier. As of June 30, 2025 and December 31, 2024, the Company met the requirements outlined by its borrowings and financing SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated agreements. (d) Borrowings and financing contracted and not yet used (in millions of Reais) Individual and Consolidated Agent June 30, 2025 BIRD (*) 819 Banco BTG Pactual – Saneamento para Todos (Sanitation for All) 949 BID (*) 720 Brazilian Federal Savings Bank– Saneamento para Todos 705 BNDES 7 Others 4 Total 3.204 (*) Brazilian Central Bank’s exchange rate as of June 30, 2025 (US$ 1.00 = R$ 5.4571). The funds from financing have specific purposes and are released for the execution of their respective investments, according to the execution of the works. (e) Derivative financial instruments The Company entered into hedging derivative financial instruments (hedge), which have been effective since December 12, 2024, to mitigate the curreny risk, with a corresponding DI rate variation minus an interest percentage, as described in Note 4.1. As of June 30, 2025, 16 swap transactions were in effect, with a notional value of US$ 678 million, EUR 220 million and ¥ 34,642 million to hedge the interest rate and exchange rate changes. For further details, see Note 4.1 (d). In February 2025, derivative financial instruments in the form of swaps were entered into for series 2 of the 33rd debenture issue (changing from IPCA + 7.5485% p.a. to DI - 0.34% p.a.) and series 3 of the 33rd debenture issue (changing from IPCA + 7.3837% p.a. to DI - 0.45% p.a.). In May 2025, derivative financial instruments were entered into in the form of swap for the 2nd tranche of the loan with IFC, in which for the amount in US dollar, SOFR + 1.80% p.a. was changed to DI + 0.85%% p.a. and for the amount in Euro was changed from Euribor + 1.85% to DI + 1.20% p.a. 18 Taxes and Contributions (a) Current assets Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Income tax and social contribution 793,820 752,355 793,820 752,355 Withholding income tax (IRRF) on financial investments 58,561 45,907 58,569 45,921 Other federal taxes 22,886 2,535 22,885 2,535 Total 875,267 800,797 875,275 800,811 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (b) Current liabilities Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Income tax and social contribution 224,494 - 226,466 1,957 PIS and COFINS 144,549 162,995 144,676 163,156 INSS (social security contribution) 38,464 44,763 38,464 44,763 IRRF (withholding income tax) 6,808 290,949 6,804 290,949 Others 69,626 90,403 69,729 90,446 Total 483,941 589,110 486,139 591,271 19 Deferred PIS and Cofins Individual and Consolidated June 30, 2025 December 31, 2024 PIS/Cofins – Financial Assets 910,546 822,482 PIS/Cofins – Estimated Revenue 94,758 111,475 Others 191,884 183,847 Total 1,197,188 1,117,804 Current Liabilities 94,758 - Noncurrent Liabilities 1,102,430 1,117,804 20 Deferred taxes and contributions (a) Statement of financial position details Individual and Consolidated June 30, 2025 December 31, 2024 Deferred income tax assets Provisions 688,658 839,864 Pension plan obligations – G1 125,196 125,198 Donations of assets related to concession agreements 42,143 43,321 Allowance for doubtful accounts 172,500 177,271 Allowance for losses on other accounts receivable 52,182 50,515 Allowance for inventory losses 115,424 127,840 Allowance for losses on works and projects 57,606 57,606 Allowance for losses on write-off of assets 42,837 42,812 Performance Agreements 79,153 74,670 Present value adjustment (PVA) accounts receivable 94,617 100,913 Loss – hedge (Other comprehensive income) 58,050 4,302 Derivative financial instruments in profit/loss 21,499 3,297 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Others 69,272 75,644 Total deferred tax assets 1,619,137 1,723,253 Deferred income tax liabilities Temporary difference on concession of intangible assets (296,861) (314,641) Capitalization of borrowing costs (488,912) (461,362) Profit on supply to government entities (304,422) (334,477) Financial asset (indemnity) (3,346,874) (3,111,446) Actuarial gain – G1 Plan (125,096) (125,096) Construction margin (36,478) (37,842) Borrowing costs 6,283 (280) Total deferred tax liabilities (4,592,360) (4,385,144) Net Deferred Tax Assets/(Liabilities) (2,973,223) (2,661,891) (b) Changes Individual and Consolidated December 31, 2024 Net Change June 30, 2025 Deferred income tax assets Provisions 839,864 (151,207) 688,657 Pension plan obligations – G1 125,198 (2) 125,196 Donations of assets related to concession agreements 43,321 (1,177) 42,144 Allowance for doubtful accounts 177,271 (4,771) 172,500 Allowance for losses on other accounts receivable 50,515 1,667 52,182 Allowance for inventory losses 127,840 (12,416) 115,424 Allowance for losses on works and projects 57,606 - 57,606 Allowance for losses on write-off of assets 42,812 25 42,837 Performance Agreements 74,670 4,484 79,154 Present value adjustment (PVA) accounts receivable 100,913 (6,296) 94,617 Loss – hedge (Other comprehensive income) 4,302 53,749 58,051 Derivative financial instruments in profit/loss 3,297 18,202 21,499 Others 75,644 (6,374) 69,270 Total deferred tax assets 1,723,253 (104,116) 1,619,137 Deferred income tax liabilities Temporary difference on concession of intangible assets (314,641) 17,779 (296,862) Capitalization of borrowing costs (461,362) (27,549) (488,911) Profit on supply to government entities (334,477) 30,054 (304,423) Financial asset (indemnity) (3,111,446) (235,428) (3,346,874) Actuarial gain – G1 Plan (125,096) - (125,096) Construction margin (37,842) 1,365 (36,477) Borrowing costs (280) 6,563 6,283 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Total deferred tax liabilities (4,385,144) (207,216) (4,592,360) Net Deferred Tax Assets/(Liabilities) (2,661,891) (311,332) (2,973,223) (c) Reconciliation of the effective tax rate The amounts recorded as income tax and social contribution expenses in the quarterly information are reconciled to the statutory rates, as shown below: Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Profits before taxes 3,226,619 5,476,303 1,753,538 3,076,420 Statutory rate 34% 34% 34% 34% Estimated expense at statutory rate (1,097,050) (1,861,943) (596,203) (1,045,983) Permanent differences Tax benefit from interest on equity - - 50,214 50,214 Provision Law No. 4819/1958 – G0 (i) (9,916) (22,050) (7,459) (14,014) Donations (3,400) (3,500) (2,403) (3,496) Tax Incentives - - (1,360) (1,360) Agreement with AAPS - - 452 (54,760) Other differences 19,709 29,243 12,686 25,740 Income tax and social contribution tax (1,090,657) (1,858,250) (544,073) (1,043,659) Current income tax and social contribution (798,249) (1,493,169) (559,538) (1,076,334) Deferred income tax and social contribution (292,408) (365,081) 15,465 32,675 Effective rate 34% 34% 31% 34% Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Profits before taxes 3,227,842 5,478,767 1,754,665 3,078,526 Statutory rate 34% 34% 34% 34% Expected expense at statutory rate (1,097,466) (1,862,781) (596,586) (1,046,699) Permanent differences Tax benefit from interest on equity - - 50,214 50,214 Provision Law No. 4819/1958 – G0 (i) (9,916) (22,050) (7,459) (14,014) Donations (3,400) (3,500) (2,403) (3,496) Tax Incentives - - (1,360) (1,360) Agreement with AAPS - - 452 (54,760) Other differences 18,902 27,617 11,942 24,350 Income tax and social contribution (1,091,880) (1,860,714) (545,200) (1,045,765) Current income tax and social contribution (799,472) (1,495,633) (560,665) (1,078,440) Deferred income tax and social contribution (292,408) (365,081) 15,465 32,675 Effective rate 34% 34% 31% 34% SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 21 Provisions (a) Lawsuits and proceedings that resulted in provisions (I) Statement of financial position details The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 of the 2024 Financial Statements. The payment terms and amounts are defined based on the outcome of these lawsuits. Throughout 2025, the Company revised its criteria for evaluating legal proceedings, which were previously defined internally, by hiring external law firms. Furthermore, it adopted a new internal policy for reaching legal settlements, as this was not the usual practice of the Company. During the quarter, certain environmental provisions were reversed, reflecting changes in the period related to decisions on the matter and changes in circumstances. Individual and Consolidated Individual and Consolidated June 30, 2025 December 31, 2024 Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Customer claims (i) 129,741 (8,221) 121,520 149,803 (11,341) 138,462 Supplier claims (ii) 154,874 (60) 154,814 235,683 (58) 235,625 Other civil claims (iii) 212,516 (980) 211,536 174,151 (1,431) 172,720 Tax claims (iv) 62,419 (759) 61,660 176,426 (2,417) 174,009 Labor claims (v) 1,222,856 (15,005) 1,207,851 1,077,083 (13,210) 1,063,873 Environmental claims (vi) 243,054 (46) 243,008 657,041 (51) 656,990 Total 2,025,460 (25,071) 2,000,389 2,470,187 (28,508) 2,441,679 Current 1,521,993 - 1,521,993 1,546,184 - 1,546,184 Noncurrent 503,467 (25,071) 478,396 924,003 (28,508) 895,495 (II) Changes Parent Company and Consolidated December 31, 2024 Additional Provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) June 30, 2025 Customer claims (i) 149,803 8,867 21,552 (21,611) (28,870) 129,741 Supplier claims (ii) 235,683 50,862 14,513 (83,099) (63,085) 154,874 Other civil claims (iii) 174,151 42,780 23,717 (7,193) (20,939) 212,516 Tax claims (iv) 176,426 35,575 11,589 (899) (160,272) 62,419 Labor claims (v) 1,077,083 169,558 126,203 (28,244) (121,744) 1,222,856 Environmental claims (vi) 657,041 24,390 32,797 - (471,174) 243,054 Sub-total 2,470,187 332,032 230,371 (141,046) (866,084) 2,025,460 Escrow deposits (28,508) (48,743) (5,429) - 57,609 (25,071) SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Total 2,441,679 283,289 224,942 (141,046) (808,475) 2,000,389 (b) Lawsuits deemed as contingent liabilities The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows: Individual and Consolidated June 30, 2025 December 31, 2024 Customer claims (i) 105,160 171,831 Supplier claims (ii) 841,460 807,950 Other civil claims (iii) 715,760 669,108 Tax claims (iv) 1,790,512 1,362,849 Labor claims (v) 929,662 1,321,935 Environmental claims (vi) 5,487,099 5,294,595 Total 9,869,653 9,628,268 (c) Explanation of the nature of the main classes of lawsuits (i) Customer claims Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category. (ii) Supplier claims Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts. (iii) Other civil claims Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels. (iv) Tax claims Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management. (v) Labor claims The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels. (vi) Environmental claims SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company. The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages. (d) Guarantee insurance In May 2024, the Company renewed the agreement for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 900 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of June 30, 2025, the limit of R$ 115 million was available for use. 22 Labor and social obligations Individual and Consolidated June 30, 2025 December 31, 2024 Salaries and payroll charges 33,705 70,291 Provision for vacation 230,671 218,987 Provision for Christmas bonus 48,628 - Healthcare plan (i) 103,372 117,578 Provision for profit sharing (ii) 117,847 181,446 Incentivized Dismissal Program - IDP (iii) 41,315 62,127 Voluntary Dismissal Program - VDP (iv) 114,409 629,273 Consent Decree (TAC) 6,345 5,587 Knowledge Retention Program (KRP) 519 904 Total 696,811 1,286,193 (i) Healthcare plan Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2025, the Company contributed 6.6%, on average, of gross payroll, totaling R$ 134,842 (8.3% in the second quarter of 2024, totaling R$ 147,196) in expenses with salaries, payroll charges, and benefits. The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) in early 2024 is recorded in this line. For further details, see Note 23 to the Annual Financial Statements as of December 31, 2024. Until June 30, 2025, the total amount accrued was R$ 140,697, of which R$ 38,010 in this line under current liabilities, and R$ 102,687 in “Other Obligations” under noncurrent liabilities (R$ 135,525 as of December 31, 2024, of which R$ 33,191 under current liabilities and R$ 102,333 under noncurrent liabilities). (ii) Provision for profit sharing SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, a new short-term incentive program was approved at the 2025 AEGM, which will be paid as Profit Sharing to the Company's management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets. (iii) Incentivized Dismissal Program - IDP In June 2023, the Company implemented the Incentivized Dismissal Program (IDP or Program). Further details in Note 21 to the Annual Financial Statements as of December 31, 2023. As of June 30, 2025, R$ 43,225 was recorded due to the provision for compensation incentives for employees who joined the Program, of which R$ 41,315 in this line under current liabilities and R$ 1,910 in noncurrent liabilities under “Other Obligations” (R$ 82,166 as of December 31, 2024, of which R$ 62,127 under current liabilities and R$ 20,039 under noncurrent liabilities). These amounts mainly refer to Health Plan disbursements that are being implemented for 24 consecutive and uninterrupted months, extending approximately until June 2026. (iv) Voluntary Dismissal Program (VDP) In December 2024, the Company implemented the Voluntary Dismissal Program (VDP). Further details in Note 23 to the Annual Financial Statements as of December 31, 2024. The period for registrations in the Program was from December 23, 2024 to January 31, 2025, with 2,039 employees registered, and the contract terminations have been taking place since February 2025. As of June 30, 2025, R$ 114,409 was recorded in current liabilities (R$ 629,273 as of December 31, 2024) under “Labor and Social Obligations. The reduction is a result of the dismissals. 23 Pension plan obligations The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v). Defined benefit plans Summary of pension plan obligations - Liabilities Individual and Consolidated G1 Plan G0 Total Pension plan obligations as of December 31, 2024 - (1,931,145) (1,931,145) (Expenses) recognized in 2025 (19,830) (116,645) (136,475) Payments made in 2025 19,830 102,970 122,800 Pension plan obligations as of June 30, 2025 - (1,944,820) (1,944,820) Individual and Consolidated G1 Plan G0 Total SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Pension plan obligations as of December 31, 2023 (44,249) (2,098,622) (2,142,871) (Expenses) recognized in 2024 (3,123) (94,637) (97,760) Payments made in 2024 20,025 101,395 121,420 Pension plan obligations as of June 30, 2024 (27,347) (2,091,864) (2,119,211) (i) G1 Plan The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows: • 0.99% of the portion of the salary of participation up to 20 salaries; and • 8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries. ii) G0 According to State Law 4819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the G0 Plan. The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State. (iii) Sabesprev Mais Plan The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant. (ii) VIVEST Plan Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant. (v) Reconciliation of expenditures with pension plan obligations Individual and Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 G1 Plan (i) 12,778 19,830 1,563 3,123 Go (ii) 58,323 116,645 47,318 94,637 SABESPrev Mais Plan (iii) 5,922 12,213 6,590 13,340 VIVEST Plan (iv) 667 1,172 220 409 Sub-total 77,690 149,860 55,691 111,509 Capitalized (3,963) (6,542) (1,034) (2,184) Reimbursement of additional retirement and pension benefits paid (G0 (29,158) (51,792) (25,381) (53,421) Others 3,992 8,805 1,589 3,094 Pension plan obligations (Note 29) 48,561 100,331 30,865 58,998 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 24 Services payable Individual Consolidated June 30, 2025 December 31, 2024 June 30, 2025 December 31, 2024 Service Providers 639,669 412,422 642,552 415,873 Municipal Transfers 431,399 563,244 431,457 563,301 FAUSP 799,013 395,179 799,013 395,179 Other Services 34,247 64,153 34,247 64,154 1,904,328 1,434,998 1,907,269 1,438,507 This line records the balances payable mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements, as well as the amounts payable to FAUSP, are also recorded. 25 Equity (a) Capital As of June 30, 2025, the Company's fully subscribed and paid-in capital, totaling R$ 18,400,000, was composed of registered, book-entry shares with no par value, as follows: June 30, 2025 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % São Paulo State (1)(2) 123,036,669 18.0 1 100.0 123,036,670 18.0 Equatorial S.A. 102,526,480 15.0 - - 102,526,480 15.0 Free Float 457,946,719 67.0 - - 457,946,719 67.0 Total 683,509,868 100.0 1 100.0 683,509,869 100.0 As of December 31, 2024, the Company’s subscribed and paid-in capital, totaling R$ 15,000,000, was composed of registered, book-entry shares with no par value, as follows: December 31, 2024 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % São Paulo State (1)(2) 123,036,669 18.0 1 100.0 123,036,670 18.0 Equatorial S.A. 102,526,480 15.0 - - 102,526,480 15.0 Free Float 457,946,719 67.0 - - 457,946,719 67.0 Total 683,509,868 100.0 1 100.0 683,509,869 100.0 (1) Considers 123,036,663 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State. (2) Special class preferred share. SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (b) Capital increase As of March 24, 2025, the Board of Directors approved a capital increase from R$ 15,000 to R$ 18,400,000 with the capitalization of part of the investment reserve in the amount of R$ 3,400,000. This transaction did not affect cash. (c) Dividends and interest on equity The Annual General Meeting held on April 29, 2025, approved the distribution of dividends as interest on equity totaling R$ 1,831,122, corresponding to minimum mandatory dividends and R$ 718,692 as supplementary minimum dividends, totaling R$ 2,549,814, paid in May 2025. (d) Long-Term Incentive Plan - ILP At the Extraordinary General Meeting held on April 29, 2025, SABESP's Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (U Factor) and the Total Shareholder Return (TSR). The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition. The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If U Factor goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants, including the Chief Executive Officer. The number of shares to be granted will be defined by SABESP's Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis). As of June 30, 2025, an expense of R$ 2,371 was recognized in profit or loss for the period referring to the Long-Term Incentive Plans, with a contra entry in Equity. 26 Earnings Per Share Basic and diluted The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal. Individual and Consolidated Individual and Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Profit attributable to the Company’s shareholders 2,135,962 3,618,053 1,209,465 2,032,761 Weighted average number of common shares issued 683,509,869 683,509,869 683,509,869 683,509,869 Basic and diluted earnings per share (reais per share) 3.12 5.29 1.77 2.97 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 27 Operating segment information The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services. Profit or loss - Individual Individual April to June 2025 January to June 2025 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Gross operating revenue 6,246,992 3,081,264 9,328,256 12,576,831 5,669,235 18,246,066 Gross revenue deductions (373,496) - (373,496) (875,285) - (875,285) Net operating revenue 5,873,496 3,081,264 8,954,760 11,701,546 5,669,235 17,370,781 Costs, selling, general, and administrative expenses (2,571,883) (3,081,264) (5,653,147) (5,586,492) (5,669,235) (11,255,727) Operating income before other operating expenses, net and equity accounting 3,301,613 - 3,301,613 6,115,054 - 6,115,054 Other operating income (expenses), net 29,315 47,439 Equity accounting 14,342 26,909 Financial income, net (118,651) (713,099) Profit before income tax and social contribution 3,226,619 5,476,303 Depreciation and amortization (542,133) - (542,133) (1,124,459) - (1,124,459) Individual April to June 2024 January to June 2024 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Gross operating revenue 5,924,941 1,271,834 7,196,775 11,577,516 2,608,252 14,185,768 Gross revenue deductions (456,924) - (456,924) (894,204) - (894,204) Net operating revenue 5,468,017 1,271,834 6,739,851 10,683,312 2,608,252 13,291,564 Costs, selling, general, and administrative expenses (3,297,493) (1,243,240) (4,540,733) (6,900,084) (2,549,611) (9,449,695) Operating income before other operating expenses, net and equity accounting 2,170,524 28,594 2,199,118 3,783,228 58,641 3,841,869 Other operating income (expenses), net 6,811 13,896 Equity accounting 1,295 10,133 Financial result, net (453,686) (789,478) Profit before income tax and social contribution 1,753,538 3,076,420 Depreciation and amortization (788,206) - (788,206) (1,560,758) - (1,560,758) SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Profit or loss - Consolidated: Consolidated April to June 2025 January to June 2025 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Gross operating revenue 6,255,511 3,082,911 9,338,422 12,594,922 5,671,908 18,266,830 Gross revenue deductions (373,892) - (373,892) (876,100) - (876,100) Net operating revenue 5,881,619 3,082,911 8,964,530 11,718,822 5,671,908 17,390,730 Costs, selling, general, and administrative expenses (2,577,966) (3,082,911) (5,660,877) (5,600,746) (5,671,908) (11,272,654) Operating income before other operating expenses, net and equity accounting 3,303,653 - 3,303,653 6,118,076 - 6,118,076 Other operating income (expenses), net 29,315 47,439 Equity accounting 13,180 24,529 Financial result, net (118,306) (711,277) Profit before income tax and social contribution 3,227,842 5,478,767 Depreciation and amortization (543,367) - (543,367) (1,126,926) - (1,126,926) Consolidated April to June 2024 January to June 2024 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Gross operating revenue 5,932,950 1,273,848 7,206,798 11,594,050 2,610,626 14,204,676 Gross revenue deductions (457,305) - (457,305) (894,936) - (894,936) Net operating revenue 5,475,645 1,273,848 6,749,493 10,699,114 2,610,626 13,309,740 Costs, selling, general, and administrative expenses (3,302,401) (1,245,208) (4,547,609) (6,909,848) (2,551,932) (9,461,780) Operating income before other operating expenses, net and equity accounting 2,173,244 28,640 2,201,884 3,789,266 58,694 3,847,960 Other operating income (expenses), net 6,810 13,896 Equity accounting 7,914 16,807 Financial result, net (461,943) (800,137) Profits before income tax and social contribution 1,754,665 3,078,526 Depreciation and amortization (789,440) - (789,440) (1,563,225) - (1,563,225) (i) Includes income from restatement of financial assets, in the amount of R$ 272,207 from April to June 2025 and R$ 692,436 from January to June 2025. See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets. SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (ii) Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Service Concession Arrangements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information. 28 Operating revenue Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Revenue from sanitation services (i) 6,178,121 12,288,229 5,924,941 11,577,516 Construction revenue 3,081,264 5,669,235 1,271,834 2,608,252 FAUSP (a) (203,336) (403,834) - - Financial asset (indemnity) (ii) 272,207 692,436 - - PIS and Cofins (345,258) (818,808) (430,107) (840,569) Regulation, Control and Inspection (TRCF) (iii) (28,238) (56,477) (26,817) (53,635) Net operating revenue 8,954,760 17,370,781 6,739,851 13,291,564 Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Revenue from sanitation services (i) 6,186,640 12,306,320 5,932,950 11,594,050 Construction revenue 3,082,911 5,671,908 1,273,848 2,610,626 FAUSP (a) (203,336) (403,834) - - Financial asset (indemnity) (ii) 272,207 692,436 - - PIS and Cofins (345,629) (819,566) (430,473) (841,259) Regulation, Control and Inspection (TRCF) (iii) (28,263) (56,534) (26,832) (53,677) Net operating revenue 8,964,530 17,390,730 6,749,493 13,309,740 (i) Includes R$ 30,792 and R$ 61,296 from the TRCF charged from customers in the periods from April to June and from January to June 2025, respectively (from April to June and from January to June 2024 – R$ 29,235 and R$ 57,646, respectively) referring to the municipalities regulated by ARSESP. (ii) See Note 15. (iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities. (a) See information in Note 29 (a) of the 2024 Annual Financial Statements. 29 Operating costs and expenses Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Operating costs Salaries, payroll charges, and benefits (433,003) (874,883) (530,765) (1,036,252) Pension plan obligations (14,221) (25,458) (5,844) (11,653) Construction costs (Note 27) (3,081,264) (5,669,235) (1,243,240) (2,549,611) SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated General supplies (65,222) (134,005) (82,324) (195,337) Treatment supplies (85,485) (243,377) (124,069) (265,371) Outsourced services (466,042) (933,641) (476,788) (980,216) Electricity (398,927) (832,878) (385,075) (778,297) General expenses (177,626) (376,641) (275,681) (559,197) Depreciation and amortization (486,862) (1,013,409) (734,920) (1,453,999) (5,208,652) (10,103,527) (3,858,706) (7,829,933) Selling expenses Salaries, payroll charges, and benefits (55,780) (106,687) (67,959) (130,020) Pension plan obligations (2,205) (4,161) (845) (1,685) General supplies 27,322 26,534 (1,445) (3,258) Outsourced services (101,493) (206,427) (112,473) (213,442) Electricity (310) (597) (203) (413) General expenses 4,608 (484) (26,403) (52,983) Depreciation and amortization (7,403) (15,492) (16,952) (34,321) (135,261) (307,314) (226,280) (436,122) Allowance for doubtful accounts (Note 9 (c)) (187,115) (323,522) (71,645) (262,163) Administrative expenses Salaries, payroll charges, and benefits (133,968) (243,631) (118,649) (230,931) Pension plan obligations (32,135) (70,712) (24,176) (45,660) General supplies (888) (336) (1,106) 23,454 Outsourced services (41,265) (163,315) (73,006) (149,608) Electricity (211) (552) (310) (683) General expenses 158,625 99,266 (111,240) (405,980) Depreciation and amortization (47,868) (95,558) (36,334) (72,438) Tax expenses (24,409) (46,526) (19,281) (39,631) (122,119) (521,364) (384,102) (921,477) Operating costs and expenses Salaries, payroll charges, and benefits (622,751) (1,225,201) (717,373) (1,397,203) Pension plan obligations (Note 23 (iv)) (48,561) (100,331) (30,865) (58,998) Construction costs (Note 27) (3,081,264) (5,669,235) (1,243,240) (2,549,611) General supplies (38,788) (107,807) (84,875) (175,141) Treatment supplies (85,485) (243,377) (124,069) (265,371) Outsourced services (608,800) (1,303,383) (662,267) (1,343,266) Electricity (399,448) (834,027) (385,588) (779,393) General Expenses (14,393) (277,859) (413,324) (1,018,160) Depreciation and amortization (542,133) (1,124,459) (788,206) (1,560,758) Tax expenses (24,409) (46,526) (19,281) (39,631) Allowance for doubtful accounts (Note 9 (c)) (187,115) (323,522) (71,645) (262,163) Total (5,653,147) (11,255,727) (4,540,733) (9,449,695) Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Operating costs Salaries, payroll charges, and benefits (433,113) (875,115) (531,037) (1,036,728) Pension plan obligations (14,221) (25,459) (5,844) (11,653) Construction costs (Note 27) (3,082,911) (5,671,908) (1,245,208) (2,551,932) General supplies (65,482) (134,754) (82,745) (196,185) Treatment supplies (85,681) (243,917) (124,260) (265,630) Outsourced services (467,427) (936,820) (477,486) (982,231) Electricity (400,849) (840,422) (386,438) (780,259) General Expenses (177,612) (376,765) (275,873) (559,389) Depreciation and amortization (488,095) (1,015,875) (736,154) (1,456,466) SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated (5,215,391) (10,121,035) (3,865,045) (7,840,473) Selling expenses Salaries, payroll charges, and benefits (55,828) (106,782) (67,991) (130,105) Pension plan obligations (2,205) (4,161) (845) (1,685) General supplies 27,323 26,521 (1,460) (3,319) Outsourced services (101,694) (206,802) (112,684) (213,750) Electricity (311) (597) (203) (413) General Expenses 4,452 (651) (26,451) (53,080) Depreciation and amortization (7,404) (15,491) (16,952) (34,321) (135,667) (307,963) (226,586) (436,673) Allowance for doubtful accounts (Note 9 (c)) (187,392) (324,091) (71,645) (262,163) Administrative expenses Salaries, payroll charges, and benefits (134,071) (243,853) (118,831) (231,333) Pension plan obligations (32,135) (70,711) (24,176) (45,660) General supplies (889) (336) (1,069) 23,441 Outsourced services (41,313) (162,477) (73,013) (150,024) Electricity (211) (552) (417) (789) General Expenses 158,550 99,042 (111,198) (406,008) Depreciation and amortization (47,868) (95,560) (36,334) (72,438) Tax expenses (24,490) (45,118) (19,295) (39,660) (122,427) (519,565) (384,333) (922,471) Operating costs and expenses Salaries, payroll charges, and benefits (623,012) (1,225,750) (717,859) (1,398,166) Pension plan obligations (Note 23 (iv)) (48,561) (100,331) (30,865) (58,998) Construction costs (Note 27) (3,082,911) (5,671,908) (1,245,208) (2,551,932) General supplies (39,048) (108,569) (85,274) (176,063) Treatment supplies (85,681) (243,917) (124,260) (265,630) Outsourced services (610,434) (1,306,099) (663,183) (1,346,005) Electricity (401,371) (841,571) (387,058) (781,461) General Expenses (14,610) (278,374) (413,522) (1,018,477) Depreciation and amortization (543,367) (1,126,926) (789,440) (1,563,225) Tax expenses (24,490) (45,118) (19,295) (39,660) Allowance for doubtful accounts (Note 9 (c)) (187,392) (324,091) (71,645) (262,163) Total (5,660,877) (11,272,654) (4,547,609) (9,461,780) 30 Financial result, net Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Financial Expenses Interest and other charges on borrowings and financing – national currency (479,739) (956,755) (321,934) (598,556) Interest and other charges on borrowings and financing – foreign currency (5,003) (9,754) (30,777) (59,496) Other financial expenses (197,893) (422,497) (179,938) (355,093) Inflation adjustment on borrowings and financing (49,213) (153,441) (23,099) (77,134) Other inflation adjustments (9,959) (28,752) (9,090) (22,354) Interest and inflation adjustments on provisions 224,735 129,049 (62,668) (106,970) Total financial expenses (517,072) (1,442,150) (627,506) (1,219,603) SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Financial Income Inflation adjustments - gains 79,471 168,066 108,985 164,866 Income from financial investments 314,775 516,527 162,184 274,956 Interest income 103,462 175,664 42,728 135,660 PIS and COFINS (22,437) (39,673) (15,724) (27,339) Others - 2 86 88 Total financial revenue 475,271 820,586 298,259 548,231 Financial, net before exchange rate changes (41,801) (621,564) (329,247) (671,372) Exchange rate changes Exchange rate changes on borrowings and financing 16,430 60,523 (216,055) (209,721) Gains (losses) with derivative financial instruments (93,277) (152,046) 91,617 91,617 Exchange rate changes on assets - (1) - 3 Other exchange rate changes (3) (11) (1) (5) Exchange rate changes, net (76,850) (91,535) (124,439) (118,106) Net financial result (118,651) (713,099) (453,686) (789,478) Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Financial Expenses Interest and other charges on borrowings and financing – national currency (479,739) (956,755) (321,934) (598,556) Interest and other charges on borrowings and financing – foreign currency (5,003) (9,754) (30,777) (59,496) Other financial expenses (197,909) (422,571) (179,970) (355,131) Inflation adjustment on borrowings and financing (49,213) (153,441) (23,099) (77,134) Other inflation adjustments (9,959) (28,752) (14,980) (28,245) Interest and inflation adjustments on provisions 224,735 129,049 (62,668) (106,969) Total financial expenses (517,088) (1,442,224) (633,428) (1,225,531) Financial Income Inflation adjustments - gains 79,476 168,072 108,985 164,866 Income from financial investments 315,061 517,031 162,276 275,089 Interest income 103,532 177,050 40,300 130,794 PIS and COFINS (22,437) (39,673) (15,724) (27,339) Others - 2 87 90 Total financial revenue 475,632 822,482 295,924 543,500 Financial, net before exchange rate changes (41,456) (619,742) (337,504) (682,031) Exchange rate changes SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated Exchange rate changes on borrowings and financing 16,430 60,523 (216,055) (209,721) Gains (losses) with derivative financial instruments (93,277) (152,046) 91,617 91,617 Exchange rate changes on assets - (1) 3 2 Other exchange rate changes (3) (11) (4) (4) Exchange rate changes, net (76,850) (91,535) (124,439) (118,106) Net financial result (118,306) (711,277) (461,943) (800,137) 31 Other operating income (expenses), net Individual April to June 2025 January to June 2025 April to June 2024 January to June 2024 Other operating income, net 38,705 60,992 14,179 24,470 Other operating expenses (9,390) (13,553) (7,368) (10,574) Other operating income (expenses), net 29,315 47,439 6,811 13,896 Consolidated April to June 2025 January to June 2025 April to June 2024 January to June 2024 Other operating income, net 38,705 60,992 14,179 24,470 Other operating expenses (9,390) (13,553) (7,369) (10,574) Other operating income (expenses), net 29,315 47,439 6,810 13,896 Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of PIS and Cofins. Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification. 32 Commitments The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2025 are as follows: 1 Year 1-3 years 3-5 years More than 5 Years Total Contractual obligations - Expenses 3,212,430 2,330,430 1,419,992 3,921,836 10,884,688 Contractual obligations - Investments 16,244,533 8,001,597 884,134 269,993 25,400,257 Total 19,456,963 10,332,027 2,304,126 4,191,829 36,284,945 SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated 33 Supplemental cash flow information Parent Company Consolidated January to June 2025 January to June 2024 January to June 2025 January to June 2024 Total additions to property, plant and equipment (Note 16 (b)) 87,009 36,509 87,009 36,509 Total additions to contract assets (Note 13) 6,359,931 2,585,483 6,362,605 2,587,847 Total additions to intangible assets (Note 14 (b)) 2,406 92,625 2,406 92,625 Items not affecting cash (see breakdown below) (573,380) (978,165) (573,380) (978,218) Total additions to intangible assets and contract assets according to the statement of cash flows 5,875,966 1,736,452 5,878,640 1,738,763 Investments and financing operations affecting intangible assets but not cash: Interest capitalized in the period (Note 13 (a)) 408,078 296,130 408,078 296,130 Contractors payable - 470,886 - 470,886 Performance Agreements 164,761 72,205 164,761 72,205 Right of use 541 80,303 541 80,303 Construction margin (Note 27) - 58,641 - 58,694 Total 573,380 978,165 573,380 978,218 34 Events after the reporting period • Approval of the 34th, 35th and 36th Debenture Issues On June 30, July 22 and July 24, 2025, the Company's Board of Directors approved the 34th, 35th and 36th issues of simple unsecured debentures, not convertible into shares, in a single series, for public distributions, under the automatic registration process intended for professional investors, under the terms of CVM Resolution No. 160, in the amounts of R$ 1,068.6 million, R$ 1,000.0 million and R$ 3,000.0 million, respectively. The Offers will be intended exclusively for professional investors, pursuant to articles 11 and 13 of CVM Ruling No. 30. The processes of structuring the Offers and distributions of the Debentures will be conducted by a financial institution that is part of the securities distribution system. The 34th and 35th Issues will be carried out under the “Eco Invest Brasil Program”, which fosters investments in projects that promote the transition to a sustainable economy, established by Law 14995, of October 10, 2024. • Blue Bonds - pricing On July 24, 2025, the Company's wholly-owned subsidiary, Sabesp Lux S.à r.l, priced the offering of senior unsecured blue senior notes (“Blue Bonds”) in the total amount of US$ 500,000, guaranteed by Sabesp. The Blue Bonds were issued at 5.625%, maturing in August 2030, with semi-annual interest payments. Settlement of the Blue Bonds is scheduled for July 31, 2025. The Blue Bonds will be placed on the international market and offered only to qualified institutional investors residing and domiciled in the United States of America, based on the regulations issued by the Securities and Exchange Commission, SABESP Notes to the Quarterly Financial Information for the Periods ended June 30, 2025 and 2024 In thousands of reais, unless otherwise stated specifically Rule 144A, and who are also qualified purchasers (as defined in the Investment Company Act regulations) and, in other countries except Brazil and the US, based on Regulation S of the US Securities Act of 1933. The proceeds from the issuance of the Blue Bonds will be used for eligible projects in the blue category of the Company's Framework for Sustainable Finance. • Smart Metering Agreement On August 5, 2025, the Company entered into a contract for the provision of turnkey smart metering solution services with Telefônica Brasil S.A., Telefônica Cloud and Tecnologia do Brasil S.A. for investment in equipment, infrastructure, and automation and connectivity solutions. The contract is worth approximately R$ 3.8 billion. The transaction involves the implementation of an NB-IoT (Narrow Band - Internet of Things) project and smart water metering on a scale greater than that of similar initiatives known worldwide in the sanitation sector. Reports and Statements / Unqualified Report on Special Review Independent auditor’s review report on quarterly information To the Shareholders and Executive Board of Companhia de Saneamento Básico do Estado de São Paulo - SABESP Introduction We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) for the quarter ended June 30, 2025, which comprises the statement of financial position as of June 30, 2025 and the related statements of profit or loss and of comprehensive income for the three and six month periods then ended and of changes in equity and of cash flows for the six month period then ended, including the explanatory notes. The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 Interim Financial Reporting, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as “IFRS Accounting Standards”), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Other matters Audit and review of corresponding figures The individual and consolidated financial statements of the Company for the year ended December 31, 2024, and the individual and consolidated interim financial information for the period ended June 30, 2024, were audited and reviewed, respectively, by another independent auditor, who issued reports dated March 24, 2025, and August 8, 2024, without modification opinion and conclusion, respectively. Statements of value added The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the six month period ended June 30, 2025, prepared under the Company management’s responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall individual and consolidated interim financial information. São Paulo, August 11, 2025. ERNST & YOUNG Auditores Independentes S/S Ltda. CRC SP-034519/O Uilian Dias Castro de Oliveira Accountant CRC SP-223185/O Reports and Statements / Executive Officers’ Statement on the Financial Statements Executive Officers’ Statement on the Quarterly Information STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the quarterly information for the period ended June 30, 2025. São Paulo, August 11, 2025. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leonel Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2025. São Paulo, August 11, 2025. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leonel Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.